Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

June 30, 2016

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2016, the consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2016 and 2015, the consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2016 and 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2016, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 16, 2016

This report is effective as of August 16, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2016 and December 31, 2015

(In millions of won)	Note	2016 (Unaudited)		2015
Assets
Cash and due from banks	4,7	~~W~~	22,485,385	22,024,404
Trading assets	4,8		27,508,279	22,638,449
Financial assets designated at fair value through profit or loss	4,9		3,128,155	3,244,166
Derivative assets	4,10		1,932,738	1,994,714
Loans	4,11		249,910,394	246,441,361
Available-for-sale financial assets	4,12		35,659,805	33,966,071
Held-to-maturity financial assets	4,12		16,894,682	16,192,060
Property and equipment	31		3,114,162	3,055,415
Intangible assets	31		4,235,647	4,266,339
Investments in associates	13		236,261	393,006
Current tax receivable			10,844	9,740
Deferred tax assets			416,427	163,944
Investment property			317,364	208,717
Other assets, net	4		24,423,719	15,945,927
Assets held for sale			11,463	3,690

Total assets		~~W~~	390,285,325	370,548,003

Liabilities
Deposits	4	~~W~~	227,056,797	217,676,428
Trading liabilities	4,14		1,809,048	2,135,390
Financial liabilities designated at fair value through profit or loss	4,15		9,032,725	8,916,332
Derivative liabilities	4,10		2,474,014	2,599,288
Borrowings	4		24,048,625	21,733,865
Debt securities issued	4,16		42,642,163	41,221,284
Liabilities for defined benefit obligations	17		259,885	226,130
Provisions	18		722,638	698,788
Current tax payable			177,084	142,014
Deferred tax liabilities	31		6,847	16,154
Liabilities under insurance contracts	19		21,219,118	20,058,284
Other liabilities	4		29,393,471	23,310,990
Liabilities held for sale			4,682	—

Total liabilities			358,847,097	338,734,947

Equity	20
Capital stock			2,645,053	2,645,053
Hybrid bonds			736,898	736,898
Capital surplus			9,887,335	9,887,335
Capital adjustments			(392,999)	(423,536)
Accumulated other comprehensive income			254,399	304,771
Retained earnings			17,336,828	17,689,134

Total equity attributable to equity holders of Shinhan Financial Group Co.,Ltd.			30,467,514	30,839,655
Non-controlling interests			970,714	973,401

Total equity			31,438,228	31,813,056

Total liabilities and equity		~~W~~	390,285,325	370,548,003

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016			2015
		Three- month period		Six- month period	Three- month period	Six- month period
Interest income		~~W~~	2,792,612	5,561,059	2,777,509	5,630,306
Interest expense			(1,020,579)	(2,074,351)	(1,124,445)	(2,343,543)

Net interest income	21		1,772,033	3,486,708	1,653,064	3,286,763
Fees and commission income			955,413	1,864,333	996,838	1,916,161
Fees and commission expense			(540,194)	(1,076,201)	(569,056)	(1,119,089)

Net fees and commission income	22		415,219	788,132	427,782	797,072
Insurance income			1,136,652	2,274,053	1,095,828	2,210,739
Insurance expenses			(1,250,385)	(2,486,458)	(1,202,642)	(2,434,512)

Net insurance loss	19		(113,733)	(212,405)	(106,814)	(223,773)
Dividend income			53,590	136,591	76,512	165,281
Net trading income (expense)			(54,575)	(43,375)	2,771	138,078
Net foreign currency transaction gain			82,285	178,580	45,269	96,919
Net gain (loss) on financial instruments designated at fair value through profit or loss			7,484	40,984	(1,308)	(90,166)
Net gain on disposal of available-for-sale financial assets	12		302,596	354,572	310,744	533,370
Impairment losses on financial assets	23		(332,550)	(660,719)	(320,711)	(734,978)
General and administrative expenses	24		(1,089,236)	(2,161,401)	(1,097,995)	(2,141,085)
Other operating expenses, net			(152,999)	(362,058)	(103,600)	(188,795)

Operating income			890,114	1,545,609	885,714	1,638,686
Equity method income	13		1,196	3,760	8,459	10,405
Other non-operating income, net			14,070	39,187	27,574	61,339

Profit before income taxes			905,380	1,588,556	921,747	1,710,430

Income tax expense	25		205,004	100,436	210,438	385,371

Profit for the period		~~W~~	700,376	1,488,120	711,309	1,325,059

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(Unaudited)

(In millions of won, except earnings per share data)	Note	2016			2015
		Three- month period		Six- month period	Three- month period	Six- month period
Other comprehensive income (loss) for the period, net of income tax	20
Items that are or may be reclassified to profit or less:
Foreign currency translation adjustments for foreign operations		~~W~~	14,955	14,394	15,706	11,683
Net change in unrealized fair value of available-for-sale financial assets			(130,970)	21,932	(164,561)	(110,260)
Equity in other comprehensive income (loss) of associates			(473)	(1,255)	7,128	8,492
Net change in unrealized fair value of cash flow hedges			(6,789)	(12,848)	(3,261)	(4,104)
Other comprehensive income of separate accounts			3,313	5,927	(2,730)	3,639

			(119,964)	28,150	(147,718)	(90,550)
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit plans			(79,553)	(79,893)	(39,433)	(41,301)
Equity in other comprehensive income (loss) of associates			11	10	(10)	(181)

Total other comprehensive loss, net of income tax			(79,542)	(79,883)	(39,443)	(41,482)

Total comprehensive income for the period		~~W~~	500,870	1,436,387	524,148	1,193,027

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	20,26	~~W~~	683,428	1,454,791	692,090	1,284,140
Non-controlling interests			16,948	33,329	19,219	40,919

		~~W~~	700,376	1,488,120	711,309	1,325,059

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	485,428	1,404,057	507,387	1,156,370
Non-controlling interests			15,442	32,330	16,761	36,657

		~~W~~	500,870	1,436,387	524,148	1,193,027

Earnings per share:	20,26
Basic and diluted earnings per share in won		~~W~~	1,413	2,987	1,410	2,611

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month period ended June 30, 2015

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,284,140	1,284,140	40,919	1,325,059
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	13,923	—	13,923	(2,240)	11,683
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(110,257)	—	(110,257)	(3)	(110,260)
Equity in other comprehensive income of associates		—	—	—	—	8,311	—	8,311	—	8,311
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(4,104)	—	(4,104)	—	(4,104)
Other comprehensive income of separate account		—	—	—	—	3,639	—	3,639	—	3,639
Remeasurements of defined benefit plans		—	—	—	—	(39,282)	—	(39,282)	(2,019)	(41,301)

Total other comprehensive loss		—	—	—	—	(127,770)	—	(127,770)	(4,262)	(132,032)

Total comprehensive income		—	—	—	—	(127,770)	1,284,140	1,156,370	36,657	1,193,027

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(15,103)	(15,103)	—	(15,103)
Issuance of hybrid bonds		—	199,455	—	—	—	—	199,455	—	199,455
Change in other capital adjustments		—	—	—	(30,172)	—	(900)	(31,072)	—	(31,072)
Change in other non-controlling interests		—	—	—		—	—	—	(340,312)	(340,312)

		—	199,455	—	(30,172)	—	(528,431)	(359,148)	(340,312)	(699,460)

Balance at June 30, 2015	~~W~~	2,645,053	736,898	9,887,335	(423,577)	510,124	16,625,488	29,981,321	1,027,154	31,008,475

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the six-month period ended June 30, 2016

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Retrospective adjustment for a business combination (note 31)		—	—	—	—	—	—	—	3,420	3,420
Balance at January 1, 2016 (adjusted)		2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,454,791	1,454,791	32,330	1,488,120
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	14,486	—	14,486	(92)	14,394
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	21,231	—	21,231	701	21,932
Equity in other comprehensive income of associates		—	—	—	—	(1,245)	—	(1,245)	—	(1,245)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(12,848)	—	(12,848)	—	(12,848)
Other comprehensive income of separate account		—	—	—	—	5,927	—	5,927	—	5,927
Remeasurements of defined benefit plans		—	—	—	—	(78,285)	—	(78,285)	(1,608)	(79,893)

Total other comprehensive loss		—	—	—	—	(50,374)	—	(50,374)	(999)	(51,733)

Total comprehensive income		—	—	—	—	(50,374)	1,454,791	1,404,417	(999)	1,403,418

Other changes in equity
Dividends		—	—	—	—	—	(630,978)	(630,978)	—	(630,978)
Dividends to hybrid bonds		—	—	—	—	—	(19,314)	(19,314)	—	(19,314)
Change in other capital adjustments		—	—	—	30,537	362	(30,899)	—	—	—
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)	—	(1,125,906)
Change in other non-controlling interests		—	—	—	—	—	—	—	(35,017)	(35,017)

		—	—	—	30,537	362	(1,807,097)	(1,125,906)	(35,017)	(1,811,215)

Balance at June 30, 2016	~~W~~	2,645,053	736,898	9,887,335	(392,999)	254,399	17,336,828	30,467,514	970,714	31,438,228

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016		2015
Cash flows from operating activities
Profit before income taxes		~~W~~	1,588,556	1,710,430
Adjustments for:
Interest income	21		(5,561,059)	(5,630,306)
Interest expense	21		2,074,351	2,343,543
Dividend income			(136,591)	(165,281)
Net fees and commission expense			77,749	77,662
Net insurance loss			1,369,590	1,355,600
Net trading loss			231,379	143,047
Net foreign currency translation loss			72,865	89,192
Net gain on financial assets designated at fair value through profit or loss			(170,986)	(127,989)
Net gain on disposal of available-for-sale financial assets	12		(354,572)	(533,370)
Provision for credit losses	11		593,639	639,949
Impairment losses on other financial assets	23		67,080	95,029
Employee costs			102,524	94,409
Depreciation and amortization	24		134,201	134,861
Other operating income			(84,897)	(152,647)
Equity method income, net	13		(3,760)	(10,405)
Other non-operating expense (income), net			(2,961)	1,688

			(1,591,448)	(1,645,018)

Changes in assets and liabilities:
Due from banks			647,884	(561,362)
Trading assets and liabilities			(5,004,620)	(1,010,347)
Financial instruments designated at fair value through profit or loss			426,945	377,312
Derivative instruments			(241,518)	(274,169)
Loans			(2,500,004)	(9,635,235)
Other assets			(9,933,809)	(7,586,328)
Deposits			8,712,324	7,311,131
Liabilities for defined benefit obligations			(152,015)	(66,284)
Provisions			(138,050)	(33,308)
Other liabilities			6,277,205	7,822,455

			(1,905,658)	(3,656,135)

Income taxes paid			(194,231)	(355,747)
Interest received			5,505,952	5,527,983
Interest paid			(2,014,929)	(3,103,063)
Dividends received			164,997	173,154

Net cash used in operating activities		~~W~~	1,553,239	(1,348,396)

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the six-month periods ended June 30, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016		2015
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	9,614,368	18,753,706
Acquisition of available-for-sale financial assets			(10,964,630)	(18,468,907)
Proceeds from disposal of held-to-maturity financial assets			6,663,584	2,198,849
Acquisition of held-to-maturity financial assets			(7,306,770)	(4,396,193)
Proceeds from disposal of property and equipment			1,800	1,178
Acquisition of property and equipment			(175,760)	(30,130)
Proceeds from disposal of intangible assets			6,289	3,791
Acquisition of intangible assets			(30,090)	(74,906)
Proceeds from disposal of investments in associates			53,117	3,976
Acquisition of investments in associates			(26,868)	(16,068)
Proceeds from disposal of investment property			14,214	18,911
Acquisition of investment property			(94,666)	(1,024)
Proceeds from disposal of assets held for sale			13,202	1,525
Net decrease in other assets			65,806	86,640
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			1,929	160
Settlement of derivative hedging instruments for available-for-sale financial assets			(48,784)	(1,802)

Net cash used in investing activities			(2,213,259)	(1,920,294)

Cash flows from financing activities
Issuance of hybrid bonds			—	199,455
Net increase in borrowings			2,340,504	1,960,380
Proceeds from debt securities issued			6,756,775	7,322,335
Repayments of debt securities issued			(5,633,918)	(5,425,637)
Net decrease in other liabilities			(28,945)	(13,167)
Dividends paid			(649,598)	(526,643)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			10,269	1,555
Payment of hedging derivative financial instruments for debt securities issued			(971)	—
Redemption of preferred stock			(1,125,906)	—
Decrease in non-controlling interests			(21,556)	(340,312)

Net cash provided by financing activities			1,646,654	3,177,966

Effect of exchange rate fluctuations on cash and cash equivalents held			18,636	7,890

Increase (decrease) in cash and cash equivalents			1,005,270	(82,834)

Cash and cash equivalents at beginning of period	28		4,607,251	5,604,411

Cash and cash equivalents at end of period	28	~~W~~	5,612,521	5,521,577

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2016 and December 31, 2015 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2016	2015
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	June 30	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	SHB MULTIPLE MEXICO	Mexico	”	100.0	100.0
”	PT Bank Metro Express	Indonesia	”	97.76	97.76
”	PT Centratama Nasional Bank	”	”	75.0	75.0
Shinhan Card Co.,Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co.,Ltd	Myanmar	”	100.0	—
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD	Vietnam	”	100.0	100.0
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	—	—	100.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	June 30	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

1.	Reporting entity (continued)

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank PLC is not included.

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	19 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 42 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 46 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(d)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the Group’s subsidiaries as of June 30, 2016 and December 31, 2015 are as follows:

	2016				2015
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	27,438,373	6,876,331	20,562,042	27,675,487	6,894,501	20,780,986
Shinhan Bank Co., Ltd.		298,944,811	277,809,381	21,135,430	285,015,818	264,173,045	20,842,773
Shinhan Card Co., Ltd.		23,597,038	18,006,596	5,590,442	23,347,702	17,127,969	6,219,733
Shinhan Investment Corp.		26,825,182	24,308,607	2,516,575	24,337,413	21,811,577	2,525,836
Shinhan Life Insurance Co., Ltd.		25,886,092	24,134,604	1,751,488	24,544,624	22,963,260	1,581,364
Shinhan Capital Co., Ltd.		4,046,238	3,411,870	634,368	4,076,553	3,458,433	618,120
Jeju Bank		4,979,662	4,665,624	326,038	4,464,601	4,146,580	318,021
Shinhan Credit Information Co., Ltd.		21,592	6,392	15,200	23,889	8,632	15,257
Shinhan Private Equity Inc.		108,423	96,631	11,792	119,042	108,030	11,012
Shinhan BNP Paribas Asset Management Co., Ltd.		178,367	38,040	140,327	170,164	15,356	154,808
SHC Management Co., Ltd.		8,831	629	8,202	8,411	615	7,796
Shinhan Data System		33,365	21,981	11,384	26,669	16,404	10,265
Shinhan Savings Bank		948,410	822,899	125,511	795,144	675,435	119,709
Shinhan AITAS Co., Ltd.		45,274	3,593	41,681	42,794	4,965	37,829

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the six-month periods ended June 30, 2016 and 2015 were as follows:

	2016				2015
	Operating income		Net income (loss)	Total com- prehensive income (loss)	Operating income	Net income (loss)	Total comprehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,699,364	1,559,094	1,557,254	1,132,359	975,239	975,448
Shinhan Bank Co., Ltd.		7,858,144	1,026,633	968,930	6,932,682	790,540	709,910
Shinhan Card Co., Ltd.		2,270,110	355,167	270,789	2,289,347	351,805	296,817
Shinhan Investment Corp.		2,271,102	50,552	58,633	2,431,690	125,552	136,265
Shinhan Life Insurance Co., Ltd.		2,767,464	87,584	174,919	2,720,426	65,656	70,529
Shinhan Capital Co., Ltd.		146,339	20,303	23,829	188,636	35,704	38,913
Jeju Bank		91,976	13,437	10,188	82,753	10,544	6,253
Shinhan Credit Information Co., Ltd.		12,299	29	(66)	13,900	753	617
Shinhan Private Equity Inc.		12,310	852	1,142	167,486	3,100	7,342
Shinhan BNP Paribas Asset Management Co., Ltd.		34,927	6,801	6,798	45,309	13,418	13,639
SHC Management Co., Ltd.		62	406	406	236	198	198
Shinhan Data System		38,575	1,308	1,100	33,375	218	742
Shinhan Savings Bank.		31,902	7,183	5,784	33,519	8,045	5,524
Shinhan AITAS Co., Ltd.		18,094	3,845	3,845	16,084	3,379	3,379

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

2.	Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2015. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

3.	Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2015.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

4.	Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

4.	Financial risk management (continued)

ii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring –The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review –Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management –The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the occurrence of any contingency at two or more subsidiaries, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Due from banks and loans (*1),(*3):
Banks	~~W~~	14,125,573	14,486,162
Retail		112,299,198	107,030,770
Government		13,162,419	16,701,241
Corporations		112,658,884	110,468,717
Card receivable		17,902,012	17,821,341

		270,148,086	266,508,231

Trading assets		22,194,786	19,595,405
Financial assets designated at FVTPL (*4)		2,176,895	2,329,018
AFS financial assets (*5)		30,958,308	29,037,640
HTM financial assets (*6)		16,894,682	16,192,060
Derivative assets		1,932,738	1,994,714
Other financial assets (*1),(*2)		20,065,483	11,878,420
Financial guarantee contracts		3,445,226	3,679,486
Loan commitments and other credit liabilities		75,954,679	76,965,151

	~~W~~	443,770,883	428,180,125

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Although considered in the monitoring of maximum credit exposures, the credit quality of other financial assets are not included in the details of the Group’s main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	14,152,854	112,026,711	13,164,753	112,469,051	17,693,245	269,506,614
Past due but not impaired		—	342,164	66	204,993	487,839	1,035,062
Impaired		—	304,476	—	1,306,959	399,732	2,011,167

		14,152,854	112,673,351	13,164,819	113,981,003	18,580,816	272,552,843
Less : allowance		(27,281)	(374,153)	(2,400)	(1,322,119)	(678,804)	(2,404,757)

	~~W~~	14,125,573	112,299,198	13,162,419	112,658,884	17,902,012	270,148,086

	2015
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Past due but not impaired		—	404,121	—	156,337	403,413	963,871
Impaired		—	264,754	—	1,221,700	415,731	1,902,185

		14,511,673	107,360,028	16,704,356	111,766,846	18,496,577	268,839,480
Less : allowance		(25,511)	(329,258)	(3,115)	(1,298,129)	(675,236)	(2,331,249)

	~~W~~	14,486,162	107,030,770	16,701,241	110,468,717	17,821,341	266,508,231

•	Credit quality of due from banks and loans that are neither past due nor impaired as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	14,152,854	106,096,415	13,164,753	75,323,395	14,354,615	223,092,032
Grade 2 (*1)		—	5,930,296	—	37,145,656	3,338,630	46,414,582

		14,152,854	112,026,711	13,164,753	112,469,051	17,693,245	269,506,614
Less : allowance		(27,281)	(195,323)	(2,400)	(725,593)	(361,956)	(1,312,553)

	~~W~~	14,125,573	111,831,388	13,162,353	111,743,458	17,331,289	268,194,061

Mitigation of credit risk due to collateral (*2)	~~W~~	1,068	72,022,097	—	59,271,262	4,910	131,299,337

	2015
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	14,511,673	100,677,960	16,704,356	72,501,523	15,133,363	219,528,875
Grade 2 (*1)		—	6,013,193	—	37,887,286	2,544,070	46,444,549

		14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Less : allowance		(25,511)	(178,313)	(3,115)	(734,136)	(356,815)	(1,297,890)

	~~W~~	14,486,162	106,512,840	16,701,241	109,654,673	17,320,618	264,675,534

Mitigation of credit risk due to collateral (*2)	~~W~~	124,306	69,399,485	—	57,477,691	5,045	127,006,527

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations (Loans and Credit Cards)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards (Individuals)	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for the Group’s subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	249,786	66	149,413	414,990	814,255
31~60 days		—	50,701	—	28,672	51,037	130,410
61~90 days		—	28,573	—	14,705	21,511	64,789
More than 90 days		—	13,104	—	12,203	301	25,608

		—	342,164	66	204,993	487,839	1,035,062
Less : allowance		—	(29,983)	—	(11,294)	(70,181)	(111,458)

	~~W~~	—	312,181	66	193,699	417,658	923,604

Mitigation of credit risk due to collateral (*)	~~W~~	—	197,462	—	71,512	34	269,008

	2015
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	311,602	—	108,683	342,708	762,993
31~60 days		—	52,331	—	24,139	43,158	119,628
61~90 days		—	25,967	—	10,551	17,329	53,847
More than 90 days		—	14,221	—	12,964	218	27,403

		—	404,121	—	156,337	403,413	963,871
Less : allowance		—	(32,876)	—	(9,884)	(60,757)	(103,517)

	~~W~~	—	371,245	—	146,453	342,656	860,354

Mitigation of credit risk due to collateral (*)	~~W~~	—	258,827	—	54,985	8	313,820

•	Due from banks and loans that are impaired as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	304,476	—	1,306,959	399,732	2,011,167
Less : allowance		—	(148,847)	—	(585,232)	(246,667)	(980,746)

	~~W~~	—	155,629	—	721,727	153,065	1,030,421

Mitigation of credit risk due to collateral (*)	~~W~~	—	103,417	—	418,799	2	522,218

	2015
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	264,754	—	1,221,700	415,731	1,902,185
Less : allowance		—	(118,069)	—	(554,109)	(257,664)	(929,842)

	~~W~~	—	146,685	—	667,591	158,067	972,343

Mitigation of credit risk due to collateral (*)	~~W~~	—	109,869	—	399,142	7	509,018

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	8,883,078	136,718	18,076,089	13,318,810	40,414,695
AA- to AA+		4,746,645	450,653	5,715,496	2,708,330	13,621,124
A- to A+		5,393,458	1,384,344	4,525,902	534,750	11,838,454
BBB- to BBB+		1,125,879	205,180	1,169,361	49,056	2,549,476
Lower than BBB-		90,700	—	453,130	107,792	651,622
Unrated		1,589,376	—	1,018,330	175,944	2,783,650

		~~W~~ 21,829,136	2,176,895	30,958,308	16,894,682	71,859,021

	2015
	Trading assets		Financial assets designated at FVTPL (*)	Available-for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	6,972,123	143,888	18,885,297	13,046,394	39,047,702
AA- to AA+		5,144,783	676,975	4,004,980	2,342,271	12,169,009
A- to A+		4,745,915	1,269,073	3,923,203	576,568	10,514,759
BBB- to BBB+		917,401	239,082	941,149	35,160	2,132,792
Lower than BBB-		83,410	—	419,080	68,672	571,162
Unrated		1,582,553	—	863,931	122,995	2,569,479

		~~W~~ 19,446,185	2,329,018	29,037,640	16,192,060	67,004,903

(*)	FVTPL : fair value through profit or loss

•	The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Neither past due nor impaired	~~W~~	71,857,428	67,003,273
Impaired		1,593	1,631

	~~W~~	71,859,021	67,004,904

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,597,232	—	—	12,033	2,516,308	—	14,125,573
Retail		—	—	—	—	—	112,299,198	112,299,198
Government		12,430,602	3,155	—	—	728,662	—	13,162,419
Corporations		4,456,001	38,413,310	15,618,752	20,330,629	33,840,192	—	112,658,884
Card		43,910	223,801	116,353	33,890	303,616	17,180,442	17,902,012

		28,527,745	38,640,266	15,735,105	20,376,552	37,388,778	129,479,640	270,148,086

Trading assets		14,927,777	873,562	473,774	533,989	5,385,684	—	22,194,786
Financial assets designated at FVTPL (*1)		1,626,516	238,861	38,953	—	272,565	—	2,176,895
AFS financial assets (*2)		21,479,447	1,058,387	214,305	434,033	7,772,136	—	30,958,308
HTM financial assets (*3)		4,434,021	61,059	—	687,047	11,712,555	—	16,894,682

	~~W~~	70,995,506	40,872,135	16,462,137	22,031,621	62,531,718	129,479,640	342,372,757

	2015
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,865,178	—	—	67,609	2,553,375	—	14,486,162
Retail		—	—	—	—	—	107,030,770	107,030,770
Government		15,625,885	—	—	—	1,075,356	—	16,701,241
Corporations		4,235,517	38,918,439	14,744,780	19,716,006	32,853,975	—	110,468,717
Card		43,583	171,851	122,112	31,666	337,817	17,114,312	17,821,341

		31,770,163	39,090,290	14,866,892	19,815,281	36,820,523	124,145,082	266,508,231

Trading assets		13,066,258	722,383	661,426	457,132	4,688,206	—	19,595,405
Financial assets designated at FVTPL (*1)		1,823,687	109,677	67,973	—	327,681	—	2,329,018
AFS financial assets (*2)		20,656,569	999,752	161,597	413,683	6,806,039	—	29,037,640
HTM financial assets (*3)		4,630,157	66,283	—	614,439	10,881,181	—	16,192,060

	~~W~~	71,946,834	40,988,385	15,757,888	21,300,535	59,523,630	124,145,082	333,662,354

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the six-month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the six-month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	23,996	31,792	18,060	22,868
Stock price		16,029	19,562	12,266	15,321
Foreign exchange (*)		61,192	64,225	57,994	59,597
Option volatility		82	149	46	54
Commodity		7	38	—	11
Portfolio diversification		(32,137)	(43,771)	(23,340)	(29,773)

	~~W~~	69,169	71,995	65,026	68,078

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	37,341	43,746	33,849	35,976
Stock price		8,258	9,049	6,995	7,056
Foreign exchange (*)		45,102	54,459	36,549	44,475
Option volatility		355	550	262	262
Commodity		5	21	—	3
Portfolio diversification		(35,789)	(45,895)	(25,953)	(30,699)

	~~W~~	55,272	61,930	51,702	57,073

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the six-month period ended June 30, 2016 and the year ended December 31, 2015, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2016
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	800	1,150	550	550
Foreign exchange		32,554	34,909	28,178	28,178

	~~W~~	33,354	36,059	28,728	28,728

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,685	3,011	650	650
Foreign exchange		38,214	42,208	33,759	33,759

	~~W~~	39,899	45,219	34,409	34,409

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the six-month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	8,293	16,266	5,380	7,867
Stock price		16,771	24,276	10,500	13,068
Foreign exchange		7,350	14,974	1,022	7,070
Option volatility		3,823	6,625	1,477	5,703
Portfolio diversification		(13,598)	(27,595)	(1,700)	(14,522)

	~~W~~	22,639	34,546	16,679	19,186

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	6,879	16,542	2,707	7,274
Stock price		19,397	64,650	10,213	19,047
Foreign exchange		5,680	10,881	2,845	7,489
Option volatility		2,634	5,207	175	4,396
Portfolio diversification		(11,714)	(32,096)	(4,062)	(8,460)

	~~W~~	22,876	65,184	11,878	29,746

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the six-month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Average		Maximum	Minimum	June 30
Interest rate	~~W~~	299	345	231	326
Stock price		261	1,585	—	252
Foreign exchange		1,396	2,238	87	1,177
Option volatility		437	789	71	699

	~~W~~	2,393	4,957	389	2,454

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	585	817	298	303
Stock price		275	1,190	—	—
Foreign exchange		1,308	2,337	511	1,780
Option volatility		541	1,868	108	138

	~~W~~	2,709	6,212	917	2,221

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of June 30, 2016 and December 31, 2015 are as follows:

ii-1) Shinhan Bank

	2016		2015
VaR (*1)	~~W~~	166,611	202,029
EaR (*2)		52,771	185,254

ii-2) Shinhan Card

	2016		2015
VaR (*1)	~~W~~	81,342	88,825
EaR (*2)		18,097	12,663

ii-3) Shinhan Investment

	2016		2015
VaR (*1)	~~W~~	9,161	9,846
EaR (*2)		107,234	85,881

ii-4) Shinhan Life Insurance

	2016		2015
VaR (*1)	~~W~~	200,538	206,432
EaR (*2)		51,673	5,947

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

iii)	Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency. The limit for currencies other than the U.S. dollar, Japanese yen, Euro and Chinese yuan is set in a conservative manner in order to minimize trading in such currencies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group wide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance sheet as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	113,863,251	22,208,000	34,950,278	45,274,096	13,324,344	3,053,618	232,673,587
Trading liabilities (*3)		1,809,048	—	—	—	—	—	1,809,048
Financial liabilities designated at fair value through profit or loss		189,106	436,443	1,200,681	1,255,775	5,161,951	789,156	9,033,112
Borrowings		13,677,685	1,721,508	1,892,713	1,160,344	4,351,602	1,462,981	24,266,833
Debt securities issued		1,214,598	2,557,136	5,421,067	7,027,109	24,246,083	5,530,501	45,996,494
Other financial liabilities		24,705,836	22,677	178,853	156,306	349,598	71,956	25,504,226

	~~W~~	155,459,524	26,945,764	43,643,592	54,873,630	47,433,578	10,908,212	339,283,300

Off balance sheet (*4):
Financial guarantee contracts	~~W~~	3,445,226	—	—	—	—	—	3,445,226
Loan commitments and others		75,954,679	—	—	—	—	—	75,954,679

	~~W~~	79,399,905	—	—	—	—	—	79,399,905

Derivatives:
Cash inflows	~~W~~	1,986,069	465,482	533,736	1,239,422	2,162,837	184,195	6,571,741
Cash outflows		(2,563,054)	(340,795)	(521,490)	(1,124,810)	(1,950,676)	(78,989)	(6,579,814)

	~~W~~	(576,985)	124,687	12,246	114,612	212,161	105,206	(8,073)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	108,029,850	21,996,113	26,252,328	51,392,270	13,511,745	3,415,583	224,597,889
Trading liabilities (*3)		2,135,390	—	—	—	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		151,597	368,648	335,632	1,586,608	5,496,762	977,743	8,916,990
Borrowings		10,799,071	2,321,249	1,410,898	2,392,047	4,425,261	682,720	22,031,246
Debt securities issued		805,212	2,582,626	3,036,650	8,292,380	25,620,414	4,096,669	44,433,951
Other financial liabilities		18,623,136	34,873	303,104	154,200	321,174	55,163	19,491,650

	~~W~~	140,544,256	27,303,509	31,338,612	63,817,505	49,375,356	9,227,878	321,607,116

Off balance sheet (*4):
Financial guarantee contracts	~~W~~	3,679,486	—	—	—	—	—	3,679,486
Loan commitments and others		76,965,151	—	—	—	—	—	76,965,151

	~~W~~	80,644,637	—	—	—	—	—	80,644,637

Derivatives:
Cash inflows	~~W~~	2,040,644	493,895	375,267	1,127,109	1,835,195	42,160	5,914,270
Cash outflows		(2,601,358)	(329,658)	(354,063)	(1,075,864)	(1,645,263)	(30,270)	(6,036,476)

	~~W~~	(560,714)	164,237	21,204	51,245	189,932	11,890	(122,206)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~89,060,268 million and ~~W~~83,639,042 million as of June 30, 2016 and December 31, 2015 are included in the ‘less than 1 month’ category, respectively.
(*3)	Trading liabilities were included in the ‘less than 1 month’ category.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e) Capital risk management

The Group, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The consolidated equity capital ratio as of June 30, 2016 was 13.90% (unreviewed).

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	9,171,534	18,176,348	160,397	27,508,279
Financial assets designated at fair value through profit or loss		127,374	2,550,332	450,449	3,128,155
Derivative assets		13,069	1,816,390	103,279	1,932,738
Available-for-sale financial assets		9,555,307	22,735,807	3,368,691	35,659,805

	~~W~~	18,867,284	45,278,877	4,082,816	68,228,977

Financial liabilities:
Trading liabilities	~~W~~	1,809,048	—	—	1,809,048
Financial liabilities designated at fair value through profit or loss		87,307	2,230,108	6,715,310	9,032,725
Derivative liabilities		16,841	1,637,014	820,159	2,474,014

	~~W~~	1,913,196	3,867,122	7,535,469	13,315,787

	2015
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	6,814,643	15,622,203	201,603	22,638,449
Financial assets designated at fair value through profit or loss		139,697	2,653,345	451,124	3,244,166
Derivative assets		4,881	1,848,775	141,058	1,994,714
Available-for-sale financial assets		10,810,474	20,176,539	2,979,058	33,966,071

	~~W~~	17,769,695	40,300,862	3,772,843	61,843,400

Financial liabilities:
Trading liabilities	~~W~~	2,135,390	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		86,532	2,385,179	6,444,621	8,916,332
Derivative liabilities		9,122	1,745,267	844,899	2,599,288

	~~W~~	2,231,044	4,130,446	7,289,520	13,651,010

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the year (*1)		4,101	(19,852)	(2,216)	(116,493)	69,101
Recognized in other comprehensive income (loss) for the period		—	—	(12,544)	—	—

		4,101	(19,852)	(14,754)	(116,493)	69,101
Purchase		46,000	95,208	551,618	7,186	—
Issue		—	—	—	—	(2,012,544)
Settlement		(91,307)	(76,031)	(134,381)	96,268	1,672,754
Transfer out (*2)		—	—	(12,850)	—	—

Ending balance	~~W~~	160,397	450,449	3,368,691	(716,880)	(6,715,310)

	2015
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		4,426	(70,335)	61,988	(594,773)	469,274
Recognized in other comprehensive loss for the year		—	—	(32,170)	(163)	—

		4,426	(70,335)	29,818	(594,936)	469,274
Purchase		278,477	354,258	903,357	15,932	(179)
Issue		—	—	—	—	(7,662,427)
Settlement		(247,090)	(392,264)	(462,617)	(86,327)	7,737,145
Transfer in (*2)		—	—	23,511	—	—
Transfer out (*2)		—	—	(98,524)	(62)	—

Ending balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month periods ended June 30, 2016 and the year ended December 31, 2015, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2016			2015
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of June 30	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading loss	~~W~~	(125,698)	(284,465)	(517,524)	(797,960)
Gain on financial instruments designated at FVTPL		49,249	172,460	398,938	726,298
Gain on disposal of available-for-sale financial assets		2,709	277	148,084	—
Impairment losses on financial assets		(2,975)	(2,975)	(88,327)	(85,679)
Other operating income (expenses)		11,362	11,362	(70,591)	(70,385)

	~~W~~	(65,353)	(103,341)	(129,420)	(227,726)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2016 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	~~W~~	14,143,811	Discount rate
Equity securities	NAV(*2)		4,032,537	Discount rate, Price of underlying assets

			18,176,348

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,728,661	Discount rate
Equity securities	NAV(*2)		821,671	Discount rate, Price of underlying assets

			2,550,332

Derivative assets:
Trading	Option model, DCF(*1)		1,639,874	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			176,516

			1,816,390

Available-for-sale financial assets:
Debt securities	DCF(*1)		22,405,144	Discount rate, Growth rate Price of underlying assets
Equity securities	NAV(*2)		330,663

			22,735,807

			45,278,877

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF(*1)		2,230,108	Discount rate
Derivative liabilities:
Trading	Option model, DCF(*1)		1,577,542	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			59,472

			1,637,014

		~~W~~	3,867,122

(*1)	DCF : Discounted cash flow
(*2)	NAV : Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2016 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)		Significant unobservable inputs	Range
Assets
Trading assets:
Debt securities	DCF(*1) Option model(*2)	~~W~~	114,910	The volatility of the underlying asset correlations	0.44%~50.44% 65.35%~79.16%
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF(*1)		450,449	The volatility of the underlying asset correlations	3.92%~79.96% 6.58%~74.33%
Derivative assets:
Equity and foreign exchange related	Option model(*2)		43,311	The volatility of the underlying asset correlations	0.00%~39.24% (25.73%)~74.33%
Interest rates related	Option model(*2)		54,485	The volatility of the underlying asset Regression coefficient Correlations	0.42%~4.53% 0.02%~2.05% 52.78%~100%
Credit and commodity related	Option model(*2)		5,483	The volatility of the underlying asset correlations	4.18%~40.59%(49.15%)~91.88%

			103,279

Available-for-sale financial assets:
Debt securities	DCF(*1)		220,406	Discount rate Growth rate	0.84%~18.50% 0.00%~2.00%
Equity securities	NAV(*3)		3,148,285

			3,368,691

		~~W~~	4,037,329

(*1)	DCF : discounted cash flow
(*2)	Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model (*1)		6,715,310	The volatility of the underlying asset Correlations	24.43%~31.45% 13.17%~72.57%
Derivative liabilities:
Equity and foreign exchange related	Option model (*1)		700,396	The volatility of the underlying asset Correlations	6.59%~78.84% (25.73%)~75.17%
Interest rates related	Option model (*1)		75,068	The volatility of the underlying asset Regression coefficient Correlations	0.42%~28.57% 0.02%~3.02% 0.79%~100%
Credit and commodity related	Option model (*1)		44,695	The volatility of the underlying asset Correlations	6.79%~41.58% (49.15%)~99.99%

		~~W~~	820,159

			7,535,469

(*1)	Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of June 30, 2016 and December 31, 2015.

	2016
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	~~W~~	202	(6)
Financial assets designated at fair value through profit or loss		3,417	(3,946)
Derivative assets		64,833	(6,263)

		68,452	(10,215)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		68,085	(29,543)

	~~W~~	136,537	(39,758)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	54,951	(76,211)
Derivative liabilities		57,653	(68,855)

	~~W~~	112,604	(145,066)

	2015
	Favorable changes		Unfavorable changes

Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	~~W~~	64	(45)
Financial assets designated at fair value through profit or loss		2,837	(4,416)
Derivative assets		7,592	(11,254)

		10,493	(15,715)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		90,343	(30,856)

	~~W~~	100,836	(46,571)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	64,089	(79,575)
Derivative liabilities		87,885	(62,248)

	~~W~~	151,974	(141,823)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	4. Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of June 30, 2016 and December 31, 2015 are as follows:

	2016			2015
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	249,910,394	253,211,766	246,441,361	249,182,868
Held-to-maturity financial assets		16,894,682	18,915,774	16,192,060	17,489,238
Other financial assets		20,065,483	20,099,648	11,878,420	11,907,777

	~~W~~	286,870,559	292,226,188	274,511,841	278,579,883

Liabilities:
Deposits	~~W~~	227,056,797	227,461,576	217,676,428	217,907,829
Borrowings		24,048,625	24,098,547	21,733,865	21,799,206
Debt securities issued		42,642,163	43,644,263	41,221,284	41,878,643
Other financial liabilities		25,541,803	25,532,916	19,535,670	19,508,155

	~~W~~	319,289,388	320,737,302	300,167,247	301,093,833

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	30,099	1,689,199	251,492,468	253,211,766
Held-to-maturity financial assets		7,228,112	11,687,662	—	18,915,774
Other financial assets		32,063	14,216,755	5,849,830	20,098,648

	~~W~~	7,290,274	27,593,616	257,342,298	292,226,188

Liabilities:
Deposits	~~W~~	2,511,546	90,506,474	134,443,556	227,461,576
Borrowings		6,032,616	909,033	17,156,898	24,098,547
Debt securities issued in won		—	28,026,737	15,617,526	43,644,263
Other financial liabilities		30,286	12,584,261	12,918,369	25,532,916

	~~W~~	8,574,448	132,026,505	180,136,349	327,737,302

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	27,038	1,577,960	247,577,870	249,182,868
Held-to-maturity financial assets		6,360,572	11,128,666	—	17,489,238
Other financial assets		25,165	7,669,816	4,212,796	11,907,777

	~~W~~	6,412,775	20,376,442	251,790,666	278,579,883

Liabilities:
Deposits	~~W~~	2,102,888	85,012,736	130,792,205	217,907,829
Borrowings		5,499,951	273,026	16,026,229	21,799,206
Debt securities issued in won		—	27,375,939	14,502,704	41,878,643
Other financial liabilities		25,803	7,488,938	11,993,414	19,508,155

	~~W~~	7,628,642	120,150,639	173,314,552	301,093,833

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as June 30, 2016 and December 31, 2015 are as follows:

	2016
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	22,485,385	—	22,485,385
Trading assets		27,508,279	—	—	—	—	—	27,508,279
Financial assets designated at FVTPL (*1)		—	3,128,155	—	—	—	—	3,128,155
Derivatives		1,734,364	—	—	—	—	198,374	1,932,738
Loans		—	—	—	—	249,910,394	—	249,910,394
AFS financial assets (*2)		—	—	35,659,805	—	—	—	35,659,805
HTM financial assets (*3)		—	—	—	16,894,682	—	—	16,894,682
Other		—	—	—	—	20,065,483	—	20,065,483

	~~W~~	29,242,643	3,128,155	35,659,805	16,894,682	292,461,262	198,374	377,584,921

	2016
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	227,056,797	—	227,056,797
Trading liabilities		1,809,048	—	—	—	1,809,048
Financial liabilities designated at FVTPL (*1)		—	9,032,725	—	—	9,032,725
Derivatives		2,346,579	—	—	127,435	2,474,014
Borrowings		—	—	24,048,625	—	24,048,625
Debt securities issued		—	—	42,642,163	—	42,642,163
Other		—	—	25,541,803	—	25,541,803

	~~W~~	4,155,627	9,032,725	319,289,388	127,435	332,605,175

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2015
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	22,024,404	—	22,024,404
Trading assets		22,638,449	—	—	—	—	—	22,638,449
Financial assets designated at FVTPL (*1)		—	3,244,166	—	—	—	—	3,244,166
Derivatives		1,813,361	—	—	—	—	181,353	1,994,714
Loans		—	—	—	—	246,441,361	—	246,441,361
AFS financial assets (*2)		—	—	33,966,071	—	—	—	33,966,071
HTM financial assets (*3)		—	—	—	16,192,060	—	—	16,192,060
Other		—	—	—	—	11,878,420	—	11,878,420

	~~W~~	24,451,810	3,244,166	33,966,071	16,192,060	280,344,185	181,353	358,379,645

	2015
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	217,676,428	—	217,676,428
Trading liabilities		2,135,390	—	—	—	2,135,390
Financial liabilities designated at FVTPL (*1)		—	8,916,332	—	—	8,916,332
Derivatives		2,415,170	—	—	184,118	2,599,288
Borrowings		—	—	21,733,865	—	21,733,865
Debt securities issued		—	—	41,221,284	—	41,221,284
Other		—	—	19,535,670	—	19,535,670

	~~W~~	4,550,560	8,916,332	300,167,247	184,118	313,818,257

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

5.	Changes in subsidiaries

(a) The subsidiary that is newly included in consolidation during the six-month period ended June 30, 2016 is as follows:

Company	Description
Shinhan Microfinance Co., Ltd	Newly established subsidiary

(b) The subsidiaries that were newly included in consolidation during the year ended December 31, 2015 are as follows:

Company	Description
Banco Shinhan de Mexico	Newly established subsidiary
PT Bank Metro Express	Acquisition
PT Centratama Nasional Bank	Acquisition
SHINHAN SECURITIES VIETNAM CO., LTD	Acquisition
PT. Shinhan Indo Finance	Acquisition

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6.	Operating segments

(a) Segment information

The general descriptions of the Group’s operating segments as of June 30, 2016 are as follows:

Segment	Description

Banking	Banking and related business

Credit card	Credit card business

Securities	Securities trading, underwriting and brokerage services

Life insurance	Life insurance and related business

Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the six-month periods ended June 30, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	2,211,426	729,093	194,207	352,344	(3,909)	3,547	3,486,708
Net fees and commission income		431,617	133,007	128,104	10,554	83,937	913	788,132
Impairment losses on financial assets		(467,936)	(152,799)	(3,699)	(4,620)	(31,033)	(632)	(660,719)
General and administrative expenses		(1,387,161)	(373,935)	(212,813)	(111,689)	(103,942)	28,139	(2,161,401)
Other income (expense), net		199,233	117,342	(45,593)	(170,441)	24,033	(31,685)	92,889

Operating income		987,179	452,708	60,206	76,148	(30,914)	282	1,545,609
Equity method income (loss)		2,670	—	(205)	(604)	2,360	(461)	3,760
Income tax expense (benefit)		(11,605)	101,435	12,972	(11,517)	7,701	1,450	100,436

Profit (loss) for the period	~~W~~	1,040,070	355,167	50,552	87,584	(37,011)	(8,242)	1,488,120

Controlling interest	~~W~~	1,040,127	355,185	50,552	87,584	(37,011)	(41,646)	1,454,791
Non-controlling interests		(57)	(18)	—	—	—	33,404	33,329

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	2,092,495	656,918	224,419	331,245	(21,775)	3,461	3,286,763
Net fees and commission income (loss)		424,327	122,126	138,086	20,253	97,798	(5,518)	797,072
Impairment losses on financial assets		(531,980)	(148,266)	(1,183)	(6,310)	(45,715)	(1,524)	(734,978)
General and administrative expenses		(1,371,230)	(347,381)	(239,963)	(102,379)	(118,623)	38,491	(2,141,085)
Other income (expense), net		355,184	143,568	28,177	(153,522)	115,276	(57,769)	430,914

Operating income		968,796	426,965	149,536	89,287	26,961	(22,859)	1,638,686
Equity method income (loss)		6,210	—	1,830	(664)	3,450	(421)	10,405
Income tax expense (benefit)		223,002	88,607	36,346	20,933	18,259	(1,776)	385,371

Profit (loss) for the period	~~W~~	801,084	351,805	125,552	65,656	9,362	(28,400)	1,325,059

Controlling interest	~~W~~	800,873	351,805	125,552	65,656	6,272	(66,018)	1,284,140
Non-controlling interests		211	—	—	—	3,090	37,618	40,919

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of net interest income of each operating segment for the six-month periods ended June 30, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	2,214,746	741,964	196,938	352,141	(19,081)	—	3,486,708
Internal transactions		(3,320)	(12,871)	(2,731)	203	15,172	3,547	—

	~~W~~	2,211,426	729,093	194,207	352,344	(3,909)	3,547	3,486,708

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	2,096,043	676,621	226,962	330,563	(43,426)	—	3,286,763
Internal transactions		(3,548)	(19,703)	(2,543)	682	21,651	3,461	—

	~~W~~	2,092,495	656,918	224,419	331,245	(21,775)	3,461	3,286,763

d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the six-month periods ended June 30, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	356,450	230,845	131,795	14,349	54,693	—	788,132
Internal transactions		75,167	(97,838)	(3,691)	(3,795)	29,244	913	—

	~~W~~	431,617	133,007	128,104	10,554	83,937	913	788,132

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	356,409	216,194	142,070	24,437	57,962	—	797,072
Internal transactions		67,918	(94,068)	(3,984)	(4,184)	39,836	(5,518)	—

	~~W~~	424,327	122,126	138,086	20,253	97,798	(5,518)	797,072

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Deposits denominated in won:
Reserve deposits	~~W~~	7,944,791	7,876,559
Others (*)		2,825,561	3,108,270

		10,770,352	10,984,829

Deposits denominated in foreign currency		1,668,398	1,854,514

	~~W~~	12,438,750	12,839,343

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Debt securities:
Governments	~~W~~	4,758,695	3,259,925
Financial institutions		6,910,290	6,776,284
Corporations		3,964,110	4,128,561
Commercial papers		4,083,476	3,524,629
CMA (*)		2,003,673	1,572,270
Others		108,892	184,517

		21,829,136	19,446,186
Equity securities:
Stocks		720,204	890,901
Beneficiary certificates		4,541,088	2,102,134
Others		52,201	50,008

		5,313,493	3,043,043
Other
Gold deposits		365,650	149,220

	~~W~~	27,508,279	22,638,449

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015	Reason
Debt securities	~~W~~	1,777,961	1,879,521	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		951,260	915,147	Evaluation and management on a fair value basis, accounting mismatch
Others		398,934	449,498	Combined instrument

	~~W~~	3,128,155	3,244,166

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of June 30, 2016 and December 31, 2015 are ~~W~~821,671 million and ~~W~~784,596 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	65,697,815	55,057,195
Currency swaps		23,662,043	19,642,832
Currency options		1,640,137	2,430,336

		90,999,995	77,080,363
Exchange traded:
Currency futures		343,942	440,791

		91,343,937	77,521,154

Interest rates related:
Over the counter:
Interest rate swaps		39,546,716	47,124,620
Interest rate options		975,201	1,231,201

		40,521,917	48,355,821
Exchange traded:
Interest rate futures		3,057,200	2,088,507
Interest rate swaps (*)		36,548,500	29,544,300

		39,605,700	31,632,807

		80,127,617	79,988,628

Credit related:
Over the counter:
Credit swaps		1,393,800	1,154,315
Equity related:
Over the counter:
Equity swaps and forwards		4,662,037	3,707,762
Equity options		1,234,020	2,158,983

		5,896,057	5,866,745
Exchange traded:
Equity futures		356,493	385,164
Equity options		3,733,369	6,811,381

		4,089,862	7,196,545

		9,985,919	13,063,290

Commodity related:
Over the counter:
Commodity swaps and forwards		881,218	1,146,599
Commodity options		35,267	27,533

		916,485	1,174,132
Exchange traded:
Commodity futures		105,323	55,781

		1,021,808	1,229,913

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2016		2015
Hedge:
Currency forwards		1,369,986	1,230,307
Currency swaps		2,837,792	2,464,599
Interest rate swaps		7,931,780	7,679,755

		12,139,558	11,374,661

	~~W~~	192,012,639	184,331,961

(b)	Fair values of derivative instruments as of June 30, 2016 and December 31, 2015 are as follows:

	2016			2015
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	810,240	557,382	806,785	607,632
Currency swaps		331,841	502,095	395,474	534,958
Currency options		4,209	10,181	18,030	10,652

		1,146,290	1,069,658	1,220,289	1,153,242
Exchange traded:
Currency futures		—	8	—	—

		1,146,290	1,069,666	1,220,289	1,153,242

Interest rates related:
Over the counter:
Interest rate swaps		490,300	484,783	474,447	471,488
Interest rate options		9,252	12,390	10,479	11,932

		499,552	497,173	484,926	483,420
Exchange traded:
Interest rate futures		721	1,694	192	27

		500,273	498,867	485,118	483,447

Credit related:
Over the counter:
Credit swaps		20,514	11,429	14,568	20,466
Equity related:
Over the counter:
Equity swap and forwards		16,514	698,797	17,806	518,812
Equity options		32,134	7,123	60,184	75,643

		48,648	705,920	77,990	594,455
Exchange traded:
Equity futures		1,496	337	18	905
Equity options		9,646	13,923	4,299	7,977

		11,142	14,260	4,317	8,882

	~~W~~	59,790	720,180	82,307	603,337

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2016			2015
	Assets		Liabilities	Assets	Liabilities
Commodity related:
Over the counter:
Commodity swaps and forwards	~~W~~	5,699	45,549	10,164	154,465
Commodity options		592	10	543	—

		6,291	45,559	10,707	154,465
Exchange traded:
Commodity futures		1,206	878	372	213

		7,497	46,437	11,079	154,678

Hedge:
Currency forwards		13,318	7,748	4,925	34,631
Currency swaps		109,876	40,620	123,706	23,094
Interest rate swaps		75,180	79,067	52,722	126,393

		198,374	127,435	181,353	184,118

	~~W~~	1,932,738	2,474,014	1,994,714	2,599,288

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	4,370	24,386	(14,808)	(16,652)
Currency swaps		(7,335)	24,806	(7,490)	(34,307)
Currency options		1,371	(1,740)	4,590	1,898

		(1,594)	47,452	(17,708)	(49,061)
Exchange traded:
Currency futures		54	(38)	313	(465)

		(1,540)	47,414	(17,395)	(49,526)

Interest rates related:
Over the counter:
Interest rate swaps		(19,052)	(22,294)	(28,239)	(56,356)
Interest rate options		(749)	(1,667)	(61)	(645)

		(19,801)	(23,961)	(28,300)	(57,001)
Exchange traded:
Interest rate futures		(3,622)	(3,850)	4,562	(381)

		(23,423)	(27,811)	(23,738)	(57,382)

Credit related:
Over the counter:
Credit swaps		9,570	10,345	(17,038)	(16,609)
Equity related:
Over the counter:
Equity swap and forwards		(139,235)	(306,623)	(150,785)	(160,739)
Equity options		5,397	4,290	5,381	16,343

		(133,838)	(302,333)	(145,404)	(144,396)
Exchange traded:
Equity futures		(2,327)	1,159	(442)	1,348
Equity options		52	(2,983)	(820)	(570)

		(2,275)	(1,824)	(1,262)	778

		(136,113)	(304,157)	(146,666)	(143,618)

Commodity related:
Over the counter:
Swaps and forwards		2,668	17,441	(27,055)	(64,129)
Equity options		6	(76)	(313)	(387)

		2,674	17,365	(27,368)	(64,516)
Exchange traded:
Commodity futures		2,083	(42)	3,064	18

		4,757	17,323	(24,304)	(64,498)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2016		2015
	Three-month period	Six-month period	Three-month period	Six-month period
Hedge:
Currency forwards	(11,351)	6,141	(11,751)	(13,693)
Currency swaps	9,652	(39,391)	22,816	31,780
Interest rate swaps	4,960	63,808	(83,441)	(83,882)

	3,261	30,558	(72,376)	(65,795)

	~~W~~ (143,488)	(226,328)	(301,517)	(397,428)

11.	Loans

(a)	Loans as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Household loans	~~W~~	101,005,608	96,017,634
Corporate loans		124,735,730	127,026,825
Public and other		2,425,022	2,194,277
Loans to banks		5,167,817	4,653,229
Card receivables		18,620,186	18,537,001

		251,954,363	248,428,966
Discount		(26,056)	(26,806)
Deferred loan origination costs and fees		367,728	357,617

		252,296,035	248,759,777
Allowance for credit losses		(2,385,641)	(2,318,416)

	~~W~~	249,910,394	246,441,361

(b)	Changes in the allowance for credit losses for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

	2016				2015
	Loan		Others (*2)	Total	Loan	Others (*2)	Total
Beginning balance	~~W~~	2,318,416	79,839	2,398,255	2,500,865	118,353	2,619,218
Provision for (reversal of) allowance		578,505	15,134	593,639	1,021,711	—	1,021,711
Write-offs		(616,945)	(8,636)	(625,581)	(1,313,492)	(18,850)	(1,332,342)
Effect of discounting (*1)		(12,630)	—	(12,630)	(28,270)	—	(28,270)
Disposal		(56,825)	—	(56,825)	(98,500)	—	(98,500)
Recoveries		160,933	833	161,766	286,809	4,013	290,822
Others (*3)		14,187	679	14,866	(50,707)	(23,677)	(74,384)

Ending balance	~~W~~	2,385,641	87,849	2,473,490	2,318,416	79,839	2,398,255

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	~~W~~	5,072,252	4,281,803
Financial institution bonds		16,224,276	15,594,417
Corporate bonds and others		9,661,780	9,161,420

		30,958,308	29,037,640
Equity securities (*2):
Stocks		1,879,919	2,113,724
Equity investments		622,970	623,465
Beneficiary certificates		2,142,011	2,118,743
Others		56,597	72,499

		4,701,497	4,928,431

		35,659,805	33,966,071

Held-to-maturity financial assets:
Debt securities:
Government bonds		10,146,015	9,528,795
Financial institutions bonds		1,177,536	1,263,688
Corporate bonds		5,571,131	5,399,577

		16,894,682	16,192,060

	~~W~~	52,554,487	50,158,131

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~139,523 million and ~~W~~118,746 million as of June 30, 2016 and December 31, 2015, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Gain on sale of available-for-sale financial assets	~~W~~	309,882	386,432	319,789	551,017
Loss on sale of available-for-sale financial assets		(7,286)	(31,860)	(9,045)	(17,647)

	~~W~~	302,596	354,572	310,744	533,370

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates

(a)	Investments in associates as of June 30, 2016 and December 31, 2015 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2016	2015
BNP Paribas Cardif Life Insurance (*1),(*3)	Korea	March 31	14.99	14.99
Aju Capital Co., Ltd. (*1),(*2)	Korea	”	12.85	12.85
UAMCO., Ltd. (*4)	Korea	—	—	17.50
Pohang TechnoPark 2PFV (*2)	Korea	June 30	14.90	14.90
Daewontos Co., Ltd. (*1),(*5)	Korea	March 31	36.33	36.33
Inhee Co., Ltd. (*1),(*5)	Korea	”	15.36	15.36
DAEGY Electrical Construction., LTD. (*1),(*5)	Korea	”	27.45	27.45
Kukdong Engineering & Construction Co., LTD (*4)	Korea	—	—	14.30
YEONWOONG SYSTEM (*1),(*5)	Korea	March 31	21.77	21.77
DOODOO LOGITECH (*1),(*5)	Korea	”	27.96	27.96
Neoplux Technology Valuation Investment Fund (*1)	Korea	”	33.33	33.33
EQP Global Energy Infrastructure Private Equity Fund (*1)	Korea	”	22.64	22.64
JAEYOUNG SOLUTEC CO.,LTD. (*1),(*5),(*6)	Korea	”	11.90	11.90
Partners 4th Growth Investment Fund (*1)	Korea	”	25.00	25.00
PSA 1st Fintech Private Equity Fund (*1)	Korea	”	25.00	20.00
KTB Newlake Global Healthcare PEF (*1)	Korea	”	30.00	—
JAEYANG INDUSTRY (*1),(*5)	Korea	”	25.90	—
Tris-Aurum Fund I (*7)	Korea	May 31	27.27	—
SHC-IMM New Growth Fund (*9)	Korea	June 30	64.52	64.52
QCP New Technology Fund 20th (*1)	Korea	March 31	47.17	47.17
STI-New Growth Engines Investment Partnership	Korea	June 30	50.00	50.00
Shinhan K2 Secondary Fund (*8)	Korea	”	10.75	10.75
TS2013-6 M&A Investment Fund	Korea	”	25.00	25.00
Dream HIgh Fund III (*9)	Korea	”	54.55	54.55
OCEAN SUCCESS SHIPPING LIMITED (*10)	Hong Kong	—	—	24.00
SHC-EN Fund	Korea	June 30	43.48	43.48
SP New Technology Business investment Fund I	Korea	”	23.26	23.26
Albatross Growth Fund	Korea	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	Korea	”	50.00	50.00
MIDAS DONG-A SNOWBALL (*9)	Korea	”	53.33	53.33
IBKS-SHC fund (*8)	Korea	”	5.00	5.00
SH RENTAL SERVICE (*11)	Korea	December 31	20.00	20.00
SM New Technology Business Investment Fund I	Korea	June 30	36.36	36.36
SHC-Aju 4th	Korea	”	21.98	21.98

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2016	2015
KCLAVIS Meister Fund No.4	Korea	”	20.00	—
KCLAVIS Meister Fund No.5	Korea	”	23.26	—
KCLAVIS Meister Fund No.2	Korea	”	38.83	—
Midas Dong-A Snowball Venture Fund 2	Korea	”	25.00	—
EN-Tigris Fund I	Korea	”	47.63	—
IBKS-SHC fund II (*8)	Korea	”	4.55	—
KCLAVIS Meister Fund No.11	Korea	”	26.67	—
KCLAVIS Meister Fund No.10	Korea	”	21.28	—
APC Fund	Cayman Islands	”	25.18	25.18
BNH-CJ Bio Healthcare Fund (*10)	Korea	—	—	26.67
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Korea	June 30	50.00	50.00
Shinhan Praxis K-Growth Global Private Equity Fund (*8)	Korea	”	18.87	18.87
BNP Paribas Cardif General Insurance (*1),(*2)	Korea	March 31	10.00	10.00
SHBNPP Private Korea Equity Long-Short Professional Feeder (*12)	Korea	June 30	13.54	29.24
Shinhan-Stonebridge Petro PEF (*8)	Korea	”	1.82	1.82
SG No.9 Corporate Recovery Private Equity Fund	Korea	”	26.50	—
Plutus-SG Private Equity Fund	Korea	”	26.67	—
Credian Healthcare Private Equity Fund II	Korea	”	34.07	—
SHBNPP Private Multi Strategy Professional Feeder No.1	Korea	”	27.06	—

(*1)	Financial statements as of March 31, 2016 were used for the equity method since the financial statements as of June 30, 2016 were not available. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.
(*3)	The Group has a significant influence on the investees through important business transactions.
(*4)	UAMCO., Ltd. was reclassified as available-for-sale financial assets from investments in associates as forfeiture of significant influence, Kukdong Engineering & Construction Co., LTD reduced its capital stock without any refund.
(*5)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*6)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the Group has significant influence on the entity’s financial and operating policy decisions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(*7)	Financial statements as of May 31, 2016 were used for the equity method since the financial statements at acquisition date were not available. Significant trades and events occurred within the period were properly reflected.
(*8)	As a managing partner, the Group has a significant influence over the investees.
(*9)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*10)	OCEAN SUCCESS SHIPPING LIMITED and BNH-CJ Bio Healthcare Fund were liquidated.
(*11)	Financial statements as of December 31, 2015 were used for the equity method since the financial statements as of June 30, 2016 were not available. Significant trades and events occurred within the period were properly reflected.
(*12)	Although the ownership interests in SHBNPP Private Korea Equity Long-Short Professional Feeder were less than 20%, the Group has significant influence on the entity as the investment manager.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(b)	Changes in investments in associates for the six-month period ended June 30, 2016 and December 31, 2015 were as follows:

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehen- sive income	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	57,280	—	(2,214)	2,983	58,049
Aju Capital Co., Ltd. (*1)		34,444	(2,588)	2,943	52	34,851
UAMCO., Ltd.		125,822	(128,827)	2,882	123	—
Pohang TechnoPark 2PFV		1,976	—	(1)	—	1,975
Daewontos Co., Ltd. (*3)		—	—	—	—	—
Inhee Co., Ltd.		254	—	(52)	—	202
DAEGY Electrical Construction., LTD.		149	—	(11)	—	138
Kukdong Engineering & Construction Co., LTD		—	3,478	—	(3,478)	—
YEONWOONG SYSTEM		106	—	(35)	—	71
DOODOO LOGITECH		384	—	(93)	—	291
Neoplux Technology Valuation Investment Fund		1,993	768	(185)	—	2,576
EQP Global Energy Infrastructure Private Equity Fund (*3)		—	105	(105)	—	—
JAEYOUNG SOLUTEC CO.,LTD. (*2)		6,238	—	(192)	(90)	5,956
Partners 4th Growth Investment Fund		1,800	2,080	(192)	—	3,688
PSA 1st Fintech Private Equity Fund		2,000	500	(20)	—	2,480
KTB Newlake Global Healthcare PEF		—	243	(72)	—	171
JAEYANG INDUSTRY (*3)		—	—	—	—	—
Tris-Aurum Fund I		—	1,500	—	—	1,500
SHC-IMM New Growth Fund		3,175	—	(129)	—	3,046
QCP New Technology Fund 20th		2	—	—	—	2
STI-New Growth Engines Investment Partnership		2,763	(350)	326	—	2,739
Shinhan K2 Secondary Fund		2,576	(1,859)	865	(438)	1,144
TS2013-6 M&A Investment Fund		2,116	(212)	(112)	—	1,792
Dream HIgh Fund III		1,556	—	205	1,553	3,314
OCEAN SUCCESS SHIPPING LIMITED		1,228	(1,592)	443	(79)	—
MIDAS DONG-A SNOWBALL		4,312	(3,155)	723	—	1,880
SP New Technology Business Investment Fund I		1,974	—	(11)	—	1,963
Albatross Growth Fund		3,341	—	355	(994)	2,702
Asia Pacific No.39 Ship Investment Co., Ltd.		5,085	(421)	173	586	5,423
MIDAS DONG-A SNOWBALL		1,202	—	(7)	—	1,195
IBKS-SHC fund		148	—	(1)	—	147
SH RENTAL SERVICE		61	—	2	—	63
SM New Technology Business Investment Fund I		1,931	—	(18)	—	1,913

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehen- sive income	Ending balance
SHC-Aju 4th		2,000	—	(14)	—	1,986
KCLAVIS Meister Fund No.4		—	500	2	2	504
KCLAVIS Meister Fund No.5		—	500	(2)	—	498
KCLAVIS Meister Fund No.2		—	2,000	(7)	—	1,993
Midas Dong-A Snowball Venture Fund 2		—	1,825	(13)	—	1,812
EN-Tigris Fund 1		—	2,000	(8)	—	1,992
IBKS-SHC fund II		—	60	—	—	60
KCLAVIS Meister Fund No.11		—	2,000	—	—	2,000
KCLAVIS Meister Fund No.10		—	1,000	(4)	—	996
APC Fund		33,715	(4,239)	(5,250)	(3,206)	21,020
BNH-CJ Bio Healthcare Fund		9,095	(12,892)	3,797	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,010	(28,632)	1,085	—	463
Midas Dong-A Snowball Venture Fund 2		8,614	2,415	(155)	403	11,277
BNP Paribas Cardif General Insurance		1,739	1,800	(604)	(13)	2,922
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,076	(13,467)	(703)	—	13,906
Shinhan-Stonebridge Petro PEF		17,841	(2)	416	—	18,255
SG No.9 Corporate Recovery Private Equity Fund		—	4,000	(15)	—	3,985
Plutus-SG Private Equity Fund		—	4,404	(68)	—	4,336
Credian Healthcare Private Equity Fund II		—	4,148	(65)	—	4,083
SHBNPP Private Multi Strategy Professional Feeder No.1		—	5,001	(99)	—	4,902

	~~W~~	393,006	(157,909)	3,760	(2,596)	236,261

(*1)	The market values of investments are ~~W~~47,402 million as of June 30, 2016 based on the quoted market price.
(*2)	The market values of investments are ~~W~~12,134 million as of June 30, 2016 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss as the balance of the investment has been reduced to zero.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	56,776	—	(3,253)	3,757	—	57,280
Aju Capital Co., Ltd. (*1)		30,426	(1,849)	6,280	(413)	—	34,444
UAMCO., Ltd.		114,238	—	11,632	(48)	—	125,822
Pohang TechnoPark 2PFV		1,977	—	(1)	—	—	1,976
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Inhee Co., Ltd.		531	—	(277)	—	—	254
DAEGY Electrical Construction., LTD.		44	—	105	—	—	149
Kukdong Engineering & Construction CO., LTD.		7,158	—	(1,556)	3,422	(9,024)	—
YEONWOONG SYSTEM		—	—	106	—	—	106
DOODOO LOGITECH		—	—	384	—	—	384
Neoplux Technology Valuation Investment Fund		—	2,000	(7)	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund		—	174	(174)	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		—	6,238	—	—	—	6,238
Partners 4th Growth Investment Fund		—	1,800	—	—	—	1,800
PSA 1st Fintech Private Equity Fund		—	2,000	—	—	—	2,000
BANK METRO EXPRESS		—	(207)	207	—	—	—
SHC-IMM New Growth Fund		8,948	(7,328)	1,555	—	—	3,175
QCP New Technology Fund 20th		270	(121)	(147)	—	—	2
Miraeasset 3rd Investment Fund		4,022	(4,468)	1,154	(708)	—	—
STI New Growth Engine Investment Fund		2,458	—	(28)	333	—	2,763
Shinhan K2 Secondary Fund		3,006	(1,954)	1,147	377	—	2,576
TS2013-6 M&A Investment Fund		1,581	(174)	(213)	922	—	2,116
KDB Daewoo Ruby PEF		7,704	(8,177)	473	—	—	—
Dream High Fund III		2,963	(2,283)	995	(119)	—	1,556
Haejin Shipping Co., Ltd.		1,035	—	107	86	—	1,228
SHC-EN Fund		3,992	—	320	—	—	4,312
SP New Technology Business Investment Fund I		1,999	—	(25)	—	—	1,974
Albatross Growth Fund		1,200	—	(14)	2,155	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		—	5,355	332	(602)	—	5,085
Midas Dong-A Snowball Venture Fund		—	1,200	2	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		—	150	(2)	—	—	148
SH Rental Service		—	100	(39)	—	—	61
SM New Technology Business Investment Fund I		—	1,962	(31)	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		—	2,000	—	—	—	2,000

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
APC Fund		35,139	(571)	(6,199)	5,346	—	33,715
BNH-CJ Bio Healthcare Fund		5,072	(826)	4,849	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,000	(1,895)	1,905	—	—	28,010
Arkone Asia Access Offshore Feeder Fund Limited		5,013	(5,566)	919	(366)	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		—	8,780	(166)	—	—	8,614
BNP Paribas Cardif General Insurance		1,295	728	(277)	(7)	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		—	27,984	92	—	—	28,076
Shinhan-Stonebridge Petro PEF		17,029	(4)	816	—	—	17,841

	~~W~~	341,876	25,048	20,971	14,135	(9,024)	393,006

(*1)	The market values of investments are ~~W~~47,550 million as of December 31, 2015 based on the quoted market price.
(*2)	The market values of investments are ~~W~~10,409 million as of December 31, 2015 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss as the balance of the investment has been reduced to zero.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(c)	Condensed balance sheet information of associates as of June 30, 2016 and December 31, 2015 are as follows:

	2016			2015
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,182,760	3,794,069	4,128,588	3,745,119
Aju Capital Co., Ltd.		7,068,169	6,317,932	6,906,603	6,155,236
UAMCO., Ltd.		—	—	4,068,354	3,331,647
Pohang TechnoPark 2PFV		14,655	1,401	14,664	1,401
Daewontos Co., Ltd.		732	2,821	1,952	3,420
Inhee Co., Ltd.		10,897	9,582	11,237	9,582
DAEGY Electrical Construction., LTD.		660	158	1,051	508
Kukdong Engineering & Construction Co., LTD		—	—	278,497	233,376
YEONWOONG SYSTEM		423	98	1,040	554
DOODOO LOGITECH		1,051	10	1,418	44
Neoplux Technology Valuation Investment Fund		10,427	2,700	6,000	22
EQP Global Energy Infrastructure Private Equity Fund		1	457	2	467
JAEYOUNG SOLUTEC CO., LTD.		150,321	117,316	161,439	126,297
Partners 4th Growth Investment Fund		15,132	378	7,200	—
PSA 1st Fintech Private Equity Fund		9,919	—	10,000	—
KTB Newlake Global Healthcare PEF		263	259	—	—
JAEYANG INDUSTRY		2,146	4,717	—	—
Tris-Aurum Fund I		5,500	15	—	—
SHC-IMM New Growth Fund		4,907	185	5,156	235
QCP New Technology Fund 20th		5	—	5	—
STI-New Growth Engines Investment Partnership		5,478	—	5,646	120
Shinhan K2 Secondary Fund		10,693	51	24,332	366
TS2013-6 M&A Investment Fund		7,242	73	8,542	76
Dream HIgh Fund III		6,075	—	2,854	—
OCEAN SUCCESS SHIPPING LIMITED		—	—	5,106	(6)
SHC-EN Fund		4,329	6	9,918	2
SP New Technology Business investment Fund I		8,441	—	8,505	21
Albatross Growth Fund		7,443	15	9,202	15
Asia Pacific No.39 Ship Investment Co.,Ltd.		10,889	43	10,225	54
MIDAS DONG-A SNOWBALL		2,242	—	2,255	—
IBKS-SHC fund		2,939	—	2,963	—
SH RENTAL SERVICE		1,547	1,235	1,280	977
SM New Technology Business Investment Fund I		5,262	—	5,314	2
SHC-Aju 4th		9,054	18	9,102	—
KCLAVIS Meister Fund No.4		2,530	11	—	—
KCLAVIS Meister Fund No.5		2,150	10	—	—
KCLAVIS Meister Fund No.2		5,150	16	—	—
Midas Dong-A Snowball Venture Fund 2		7,249	—	—	—
EN-Tigris Fund 1		4,183	—	—	—
IBKS-SHC fund II		1,314	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016			2015
Investees	Asset		Liability	Asset	Liability
KCLAVIS Meister Fund No.11		7,502	3	—	—
KCLAVIS Meister Fund No.10		4,703	21	—	—
APC Fund		83,550	68	134,025	138
BNH-CJ Bio Healthcare Fund		—	—	34,104	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	1	56,022	1
Shinhan Praxis K-Growth Global Private Equity Fund		60,110	344	46,000	347
BNP Paribas Cardif General Insurance		42,713	13,484	31,213	13,817
SHBNPP Private Korea Equity Long-Short Professional Feeder		113,717	11,002	98,123	3,384
Shinhan-Stonebridge Petro PEF		1,002,534	796	979,838	807
SG No.9 Corporate Recovery Private Equity Fund		15,080	37	—	—
Plutus-SG Private Equity Fund		16,340	82	—	—
Credian Healthcare Private Equity Fund II		12,038	55	—	—
SHBNPP Private Multi Strategy Professional Feeder No.1		20,053	1,894	—	—

	~~W~~	12,961,445	10,281,363	17,087,775	13,628,029

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

Condensed income statement information for the six-month period ended June 30, 2016 and the year ended December 31, 2015 were as follows:

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	93,966	(14,661)	19,884	5,223
Aju Capital Co., Ltd.		349,877	22,899	401	23,300
Pohang TechnoPark 2PFV		—	(10)	—	(10)
Daewontos Co., Ltd.		517	(620)	—	(620)
Inhee Co., Ltd.		1,619	(340)	—	(340)
DAEGY Electrical Construction., LTD.		—	(41)	—	(41)
YEONWOONG SYSTEM		26	(160)	—	(160)
DOODOO LOGITECH		213	(458)	—	(458)
Neoplux Technology Valuation Investment Fund		17	(555)	—	(555)
EQP Global Energy Infrastructure Private Equity Fund		—	(923)	—	(923)
JAEYOUNG SOLUTEC CO., LTD.		66,311	(1,613)	(308)	(1,921)
Partners 4th Growth Investment Fund		7	(766)	—	(766)
PSA 1st Fintech Private Equity Fund		—	(81)	—	(81)
KTB Newlake Global Healthcare PEF		—	(239)	—	(239)
JAEYANG INDUSTRY		212	(69)	—	(69)
Tris-Aurum Fund I		—	—	—	—
SHC-IMM New Growth Fund		53	52	—	52
QCP New Technology Fund 20th		—	—	—	—
STI-New Growth Engines Investment Partnership		—	652	—	652
Shinhan K2 Secondary Fund		14,254	11,774	(4,072)	7,702
TS2013-6 M&A Investment Fund		237	(447)	—	(447)
Dream HIgh Fund III		430	374	2,847	3,221
SHC-EN Fund		1,720	1,663	—	1,663
SP New Technology Business investment Fund I		—	(43)	—	(43)
Albatross Growth Fund		1,012	977	(2,735)	(1,758)
Asia Pacific No.39 Ship Investment Co., Ltd.		370	346	1,172	1,518
MIDAS DONG-A SNOWBALL		27	(13)	—	(13)
IBKS-SHC fund		3	(24)	—	(24)
SH RENTAL SERVICE		67	9	—	9
SM New Technology Business Investment Fund I		11	(50)	—	(50)
SHC-Aju 4th		—	(63)	—	(63)
KCLAVIS Meister Fund No.4		—	9	9	18
KCLAVIS Meister Fund No.5		—	(10)	—	(10)
KCLAVIS Meister Fund No.2		—	(16)	—	(16)
Midas Dong-A Snowball Venture Fund 2		—	(51)	—	(51)
EN-Tigris Fund 1		—	(17)	—	(17)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
IBKS-SHC fund II		—	(6)	—	(6)
KCLAVIS Meister Fund No.11		—	(1)	—	(1)
KCLAVIS Meister Fund No.10		—	(18)	—	(18)
APC Fund		—	(20,806)	(13,407)	(34,213)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,170	2,170	—	2,170
Shinhan Praxis K-Growth Global Private Equity Fund		164	(821)	2,134	1,313
BNP Paribas Cardif General Insurance		4,764	(6,042)	(39)	(6,081)
SHBNPP Private Korea Equity Long-Short Professional Feeder		13,197	(1,869)	—	(1,869)
Shinhan-Stonebridge Petro PEF		24,457	22,802	—	22,802
SG No.9 Corporate Recovery Private Equity Fund		—	9	—	9
Plutus-SG Private Equity Fund		5	(257)	—	(257)
Credian Healthcare Private Equity Fund II		85	(190)	—	(190)
SHBNPP Private Multi Strategy Professional Feeder No.1		1,981	(289)	—	(289)

	~~W~~	577,772	12,167	5,886	18,053

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2015
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	481,472	(21,533)	25,039	3,506
Aju Capital Co., Ltd.		844,216	48,870	(3,191)	45,679
UAMCO., Ltd.		452,759	66,455	(276)	66,179
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		3,357	(263)	—	(263)
Inhee Co., Ltd.		3,921	(1,803)	—	(1,803)
DAEGY Electrical Construction Co., Ltd.		65	385	—	385
Kukdong Engineering & Construction Co., LTD.		269,079	(10,881)	(3,072)	(13,953)
YEONWOONG SYSTEM		59	12	—	12
DOODOO LOGITECH		65	(42)	—	(42)
Neoplux Technology Valuation Investment Fund		—	(22)	—	(22)
EQP Global Energy Infrastructure Private Equity Fund		—	(767)	—	(767)
JAEYOUNG SOLUTEC CO., LTD.		—	—	—	—
Partners 4th Growth Investment Fund		—	—	—	—
PSA 1st Fintech Private Equity Fund		—	—	—	—
SHC-IMM New Growth Fund		2,899	2,655	—	2,655
QCP New Technology Fund 20th		—	(312)	—	(312)
Miraeasset 3rd Investment Fund		5,753	2,376	(1,417)	959
STI New Growth Engine Investment Fund		—	(58)	667	609
Shinhan K2 Secondary Fund		11,376	10,658	3,510	14,168
TS2013-6 M&A Investment Fund		89	(234)	3,688	3,454
KDB Daewoo Ruby PEF		3,259	2,395	—	2,395
Dream High Fund III		1,945	1,825	(218)	1,607
Haejin Shipping Co., Ltd.		13	445	—	445
SHC-EN Fund		858	735	—	735
SP New Technology Business Investment Fund I		—	(110)	—	(110)
Albatross Growth Fund		25	(38)	5,925	5,887
Asia Pacific No.39 Ship Investment Co., Ltd.		1,264	663	—	663
Midas Dong-A Snowball Venture Fund		66	5	—	5
IBKS-Shinhan Creative Economy New Technology Fund		2	(37)	—	(37)
SH Rental Service		297	21	—	21
Shinhan-Stonebridge Petro PEF		19	(85)	—	(85)
Shinhan 2014-1 New Technology Business Investment Fund		—	(91)	(2,039)	(2,130)
AJU-SHC WIN-WIN COMPANY FUND 4		4	1	—	1
APC Fund		—	(24,604)	12,968	(11,636)
BNH-CJ Bio Healthcare Fund		18,531	18,313	—	18,313
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		3,885	3,800	—	3,800
Shinhan Praxis K-Growth Global Private Equity Fund		—	(880)	—	(880)
BNPParibas Cardif General Insurance		10,148	(10,481)	—	(10,481)
SHBNPP Private Korea Equity Long-Short Professional Feeder		24,657	2,967	—	2,967
Shinhan-Stonebridge Petro PEF		48,138	44,797	—	44,797

	~~W~~	2,188,221	135,133	41,584	176,717

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of June 30, 2016 and December 31, 2015 are as follows:

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	388,691	14.99	58,304	(255)	—	58,049
Aju Capital Co., Ltd. (*1)		703,306	12.85	90,375	—	(55,524)	34,851
Pohang TechnoPark 2PFV		13,254	14.90	1,975	—	—	1,975
Daewontos Co., Ltd. (*2)		(2,089)	36.33	(759)	—	759	—
Inhee Co., Ltd.		1,315	15.36	202	—	—	202
DAEGY Electrical Construction., LTD.		502	27.45	138	—	—	138
YEONWOONG SYSTEM		326	21.77	71	—	—	71
DOODOO LOGITECH		1,041	27.96	291	—	—	291
Neoplux Technology Valuation Investment Fund		7,727	33.33	2,576	—	—	2,576
EQP Global Energy Infrastructure Private Equity Fund (*2)		(456)	22.64	(104)	—	104	—
JAEYOUNG SOLUTEC CO., LTD. (*3)		31,822	11.90	3,787	—	2,169	5,956
Partners 4th Growth Investment Fund		14,754	25.00	3,688	—	—	3,688
PSA 1st Fintech Private Equity Fund		9,919	25.00	2,480	—	—	2,480
KTB Newlake Global Healthcare PEF (*4)		5	30.00	1	—	170	171
JAEYANG INDUSTRY (*2)		(2,572)	25.90	(666)	—	666	—
Tris-Aurum Fund I		5,485	27.27	1,496	—	4	1,500
SHC-IMM New Growth Fund		4,722	64.52	3,046	—	—	3,046
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI-New Growth Engines Investment Partnership		5,478	50.00	2,738	—	—	2,738
Shinhan K2 Secondary Fund		10,642	10.75	1,144	—	—	1,144
TS2013-6 M&A Investment Fund		7,169	25.00	1,792	—	—	1,792
Dream HIgh Fund III		6,075	54.55	3,313	—	—	3,313
SHC-EN Fund		4,323	43.48	1,880	—	—	1,880
SP New Technology Business Investment Fund I		8,441	23.26	1,964	—	—	1,964
Albatross Growth Fund		7,428	36.36	2,702	—	—	2,702
Asia Pacific No.39 Ship Investment Co., Ltd.		10,846	50.00	5,423	—	—	5,423
MIDAS DONG-A SNOWBALL		2,242	53.33	1,195	—	—	1,195
IBKS-SHC fund		2,939	5.00	147	—	—	147
SH RENTAL SERVICE		312	20.00	63	—	—	63
SM New Technology Business Investment Fund I		5,262	36.36	1,913	—	—	1,913
SHC-Aju 4th		9,036	21.98	1,986	—	—	1,986

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
KCLAVIS Meister Fund No.4		2,519	20.00	502	—	—	502
KCLAVIS Meister Fund No.5		2,140	23.26	498	—	—	498
KCLAVIS Meister Fund No.2		5,134	38.83	1,994	—	—	1,994
Midas Dong-A Snowball Venture Fund 2		7,249	25.00	1,812	—	—	1,812
EN-Tigris Fund 1		4,183	47.62	1,992	—	—	1,992
IBKS-SHC fund II		1,314	4.55	60	—	—	60
KCLAVIS Meister Fund No.11		7,499	26.67	2,000	—	—	2,000
KCLAVIS Meister Fund No.10		4,682	21.28	996	—	—	996
APC Fund		83,482	25.18	21,023	—	—	21,023
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		926	50.00	463	—	—	463
Shinhan Praxis K-Growth Global Private Equity Fund		59,766	18.87	11,277	—	—	11,277
BNP Paribas Cardif General Insurance		29,229	10.00	2,922	—	—	2,922
SHBNPP Private Korea Equity Long-Short Professional Feeder		102,715	13.54	13,905	—	—	13,905
Shinhan-Stonebridge Petro PEF		1,001,738	1.82	18,255	—	—	18,255
SG No.9 Corporate Recovery Private Equity Fund		15,042	26.50	3,985	—	—	3,985
Plutus-SG Private Equity Fund		16,258	26.67	4,336	—	—	4,336
Credian Healthcare Private Equity Fund II		11,983	34.07	4,083	—	—	4,083
SHBNPP Private Multi Strategy Professional Feeder No.1		18,159	27.06	4,902	—	—	4,902

	~~W~~	2,631,968	—	288,168	(255)	(51,652)	236,261

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero. The unrecognized equity method losses for the six-month period ended June 30, 2016 and the cumulative unrecognized equity method losses as of June 30, 2016 are ~~W~~225, 103, 18 million and ~~W~~759, 103, 18 million, respectively.
(*3)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intragroup transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	383,468	14.99	57,520	(240)	—	57,280
Aju Capital Co., Ltd. (*1)		700,147	12.85	89,969	—	(55,525)	34,444
UAMCO., Ltd. (*2)		718,983	17.50	125,822	—	—	125,822
Pohang TechnoPark 2PFV		13,264	14.90	1,976	—	—	1,976
Daewontos Co., Ltd. (*3)		(1,469)	36.33	(534)	—	534	—
Inhee Co., Ltd.		1,655	15.36	254	—	—	254
DAEGY Electrical Construction Co. Ltd		544	27.45	149	—	—	149
Kukdong Engineering & Construction Co., LTD. (*4)		46,376	14.30	6,630	—	(6,630)	—
YEONWOONG SYSTEM		486	21.77	106	—	—	106
DOODOO LOGITECH		1,374	27.96	384	—	—	384
Neoplux Technology Valuation Investment Fund		5,978	33.33	1,993	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund (*5)		(464)	22.64	(105)	—	105	—
JAEYOUNG SOLUTEC CO., LTD. (*6)		34,193	11.90	4,069	—	2,169	6,238
Partners 4th Growth Investment Fund		7,200	25.00	1,800	—	—	1,800
PSA 1st Fintech Private Equity Fund		10,000	20.00	2,000	—	—	2,000
SHC-IMM New Growth Fund		4,921	64.52	3,175	—	—	3,175
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI New Growth Engine Investment Fund		5,526	50.00	2,763	—	—	2,763
Shinhan K2 Secondary Fund		23,966	10.75	2,576	—	—	2,576
TS2013-6 M&A Investment Fund		8,466	25.00	2,116	—	—	2,116
Dream High Fund III		2,854	54.55	1,556	—	—	1,556
Haejin Shipping Co., Ltd.		5,112	24.00	1,228	—	—	1,228
SHC-EN Fund		9,916	43.48	4,312	—	—	4,312
SP New Technology Business Investment Fund I		8,484	23.26	1,974	—	—	1,974
Albatross Growth Fund		9,187	36.36	3,341	—	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		10,171	50.00	5,085	—	—	5,085
Midas Dong-A Snowball Venture Fund		2,255	53.33	1,202	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		2,963	5.00	148	—	—	148
SH Rental Service		303	20.00	61	—	—	61
SM New Technology Business Investment Fund I		5,312	36.36	1,931	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		9,100	21.98	2,000	—	—	2,000
APC Fund		133,887	25.18	33,715	—	—	33,715
BNH-CJ Bio Healthcare Fund		34,104	26.67	9,095	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,021	50.00	28,010	—	—	28,010
Shinhan Praxis K-Growth Global Private Equity Fund		45,653	18.87	8,614	—	—	8,614
BNPParibas Cardif General Insurance		17,396	10.00	1,739	—	—	1,739
SHBNPP Private Korea Equity Long- Short Professional Feeder		94,739	29.24	28,076	—	—	28,076

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

13.	Investments in associates (continued)

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intragroup transactions	Other	Carrying value
Shinhan-Stonebridge Petro PEF		979,031	1.82	17,841	—	—	17,841

	~~W~~	3,391,107		452,593	(240)	(59,347)	393,006

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero. The unrecognized equity method losses for the year ended December 31, 2015 and the cumulative unrecognized equity method losses as of December 31, 2015 are ~~W~~96 million and ~~W~~534 million, respectively.
(*4)	Other adjustments represent an impairment loss, ~~W~~9,024 million and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date, ~~W~~2,394 million.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the year ended December 31, 2015 and the cumulative unrecognized equity method losses as of December 31, 2015 are ~~W~~105 million and ~~W~~105 million, respectively.
(*6)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

14.	Trading liabilities

Trading liabilities as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Securities sold	~~W~~	1,335,817	1,681,785
Gold deposits		473,231	453,605

	~~W~~	1,809,048	2,135,390

15.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Deposits	~~W~~	11,141	13,509
Equity-linked securities sold		6,755,839	6,721,344
Derivatives-combined securities sold		2,178,437	2,094,947
Securities sold		87,308	86,532

	~~W~~	9,032,725	8,916,332

16.	Debt securities issued

Debt securities issued as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	31,639,390
Subordinated debt securities issued	2.62~5.10		4,090,444
Gain and loss on fair value hedges			(30,324)
Bond issuance cost			(42,479)

			35,657,031

Debt securities issued in foreign currencies:
Debt securities issued	0.09~4.38		6,351,735
Subordinated debt securities issued	3.88		582,350
Gain and loss on fair value hedges			73,380
Bond issuance cost			(22,333)

			6,985,132

		~~W~~	42,642,163

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

16.	Debt securities issued (continued)

	2015
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	31,019,830
Subordinated debt securities issued	2.72~5.10		3,940,808
Loss on fair value hedges			(52,579)
Bond issuance cost			(55,288)

			34,852,771

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.38		6,361,471
Gain on fair value hedges			25,983
Bond issuance cost			(18,941)

			6,368,513

		~~W~~	41,221,284

17.	Employee benefits

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Present value of defined benefit obligations	~~W~~	1,733,042	1,567,898
Fair value of plan assets		(1,473,157)	(1,341,768)

Recognized liabilities for defined benefit obligations	~~W~~	259,885	226,130

(b) Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Current service costs	~~W~~	44,776	90,576	39,797	81,535
Net interest expense		1,415	3,252	1,577	4,692

	~~W~~	46,191	93,828	41,374	86,227

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

18.	Provisions

Provisions as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Asset retirement obligations	~~W~~	48,476	48,434
Expected loss related to litigation		25,001	25,945
Unused credit commitments		441,100	434,941
Bonus card point reward program		24,520	27,649
Financial guarantee contracts issued		100,359	81,374
Others		83,182	80,445

	~~W~~	722,638	698,788

(*)	Refer to the note 27. Commitments and contingencies.

19.	Liabilities under insurance contracts

(a)	Insurance liabilities as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Policy reserve	~~W~~	21,189,605	20,041,489
Policyholder’s equity adjustment		29,513	16,795

	~~W~~	21,219,118	20,058,284

(b)	Income or expenses on insurance contracts for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Insurance income:
Premium income	~~W~~	1,131,507	2,262,813	1,090,570	2,198,664
Reinsurance income		790	1,762	561	1,186
Separate account income		4,355	9,478	4,697	10,889

		1,136,652	2,274,053	1,095,828	2,210,739
Insurance expenses:
Claims paid		(517,420)	(1,005,881)	(477,788)	(977,905)
Reinsurance premium expenses		(1,615)	(3,189)	(1,228)	(2,409)
Provision for policy reserves		(563,169)	(1,148,115)	(557,666)	(1,128,881)
Separate account expenses		(4,354)	(9,478)	(4,693)	(10,879)
Discount charge		(137)	(265)	(110)	(216)
Acquisition costs		(142,902)	(285,170)	(157,005)	(302,560)
Collection expenses		(3,826)	(7,580)	(3,487)	(6,892)
Deferred acquisition costs		93,776	194,695	106,548	212,435
Amortization of deferred acquisition costs		(110,738)	(221,475)	(107,213)	(217,205)

		(1,250,385)	(2,486,458)	(1,202,642)	(2,434,512)

Net loss on insurance	~~W~~	(113,733)	(212,405)	(106,814)	(223,773)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

20.	Equity

(a)	Equity as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		736,898	736,898
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(392,999)	(423,536)
Accumulated other comprehensive income, net of tax:
Valuation gain on available-for-sale financial assets		847,943	826,712
Equity in other comprehensive income of associates		17,324	18,569
Foreign currency translation adjustments for foreign operations		(149,251)	(163,737)
Net loss from cash flow hedges		(25,050)	(12,202)
Other comprehensive income of separate account		14,722	8,795
Actuarial losses		(451,289)	(373,366)

		254,399	304,771

Retained earnings		17,336,828	17,689,134
Non-controlling interest		970,714	973,401

	~~W~~	31,438,228	31,813,056

(b)	Redemption of the redeemable preferred stock

On April 21, 2016, the Group redeemed all of its Series 12 redeemable preferred stock (11,100,000 shares) through profit redemption pursuant to the redemption conditions established at the issuance of the stock. Accordingly, the capital stock does not match the total amount of the par value for preferred stock issued. As of June 30, 2016, there is no outstanding redeemable preferred stock.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

20.	Equity (continued)

(c)	Hybrid bond

Hybrid bonds classified as other equity instrument as of June 30, 2016 and December 31, 2015 are as follows:

Issue date	Maturity date	Interest rate (%)	2016		2015
October 24, 2011	October 24, 2041	5.80	~~W~~	238,582	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455

			~~W~~	736,898	736,898

The hybrid bonds above can be repaid early at the par value after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is paid to common shares, the agreed interest for the hybrid bond is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

20.	Equity (continued)

(d)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771
Change due to fair value		281,763	(2,596)	—	—	7,819	—	286,986
Reclassification:
Change due to impairment or disposal		(244,407)	—	—	—	—	—	(244,407)
Effect of hedge accounting		—	—	—	21,599	—	—	21,599
Hedging		(419)	—	(39,059)	(38,549)	—	—	(78,027)
Effects from exchange rate fluctuations		(5,181)	—	37,798	—	—	—	32,617
Remeasurements of the defined benefit plans		—	—	—	—	—	(104,735)	(104,735)
Deferred income taxes		(9,824)	1,351	15,655	4,102	(1,892)	25,204	34,596
Non-controlling interests		(701)	—	92	—	—	1,608	999

Ending balance	~~W~~	847,943	17,324	(149,251)	(25,050)	14,722	(451,289)	254,399

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

20.	Equity (continued)

	2015
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894
Change due to fair value		197,959	14,559	—	—	4,079	—	216,597
Reclassification:
Change due to impairment or disposal		(574,018)	(423)	—	—	—	—	(574,441)
Effect of hedge accounting		—	—	—	(126,428)	—	—	(126,428)
Hedging		(864)	—	(33,864)	130,296	—	—	95,568
Effects from exchange rate fluctuations		30,796	—	27,850	—	—	—	58,646
Remeasurements of the defined benefit plans		—	—	—	—	—	(107,598)	(107,598)
Deferred income taxes		80,137	(2,512)	(455)	(936)	(987)	25,785	101,032
Non-controlling interests		80	—	839	—	—	2,582	3,501

Ending balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771

SHINHAN FINANCIAL GROUP CO., LTD.

Notes to the Separate Interim Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

20.	Equity (continued)

(e)	Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses including non-controlling interests the six-month period ended June 30, 2016 and the year ended December 31, 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	2,192,635	2,235,402
Planned regulatory reserve for (reversal of) loan losses		145,726	(42,767)

Ending balance	~~W~~	2,338,361	2,192,635

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	683,428	1,454,791	692,090	1,284,140
Provision for (reversal of) regulatory reserve for loan losses		(75,266)	(144,617)	54,416	130,211

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve (*)	~~W~~	608,162	1,310,174	746,506	1,414,351

Basic and diluted earnings per share adjusted for regulatory reserve in won	~~W~~	1,255	2,682	1,526	2,886

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

20.	Equity (continued)

(f)	Dividends declared and paid by the Group for the six-month period ended June 30, 2016 are as follows:

	2016
Common stock (~~W~~1,200 per share)	~~W~~	569,040
Preferred stock		61,938

	~~W~~	630,978

21.	Net interest income

Net interest income for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Interest income:
Cash and due from banks	~~W~~	46,013	98,947	59,369	121,793
Trading assets		121,152	228,090	134,565	276,966
Financial assets designated at fair value through profit or loss		10,190	23,555	13,067	25,951
Available-for-sale financial assets		156,323	312,978	164,007	341,037
Held-to-maturity financial assets		138,590	276,140	130,252	259,334
Loans		2,293,646	4,567,321	2,247,120	4,543,991
Others		26,698	54,028	29,129	61,234

		2,792,612	5,561,059	2,777,509	5,630,306
Interest expense:
Deposits		(650,489)	(1,326,345)	(719,128)	(1,525,631)
Borrowings		(75,414)	(148,093)	(93,767)	(181,915)
Debt securities issued		(272,050)	(553,043)	(303,947)	(605,857)
Others		(22,626)	(46,870)	(7,603)	(30,140)

		(1,020,579)	(2,074,351)	(1,124,445)	(2,343,543)

Net interest income	~~W~~	1,772,033	3,486,708	1,653,064	3,286,763

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

22.	Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Fees and commission income:
Credit placement fees	~~W~~	15,060	30,668	21,845	38,561
Commission received as electronic charge receipt		34,525	67,961	34,704	68,562
Brokerage fees		88,604	169,956	123,053	215,234
Commission received as agency		30,919	64,094	43,088	86,608
Investment banking fees		20,477	32,665	23,405	31,885
Commission received in foreign exchange activities		45,827	91,293	41,489	78,654
Asset management fees		26,678	50,144	21,417	39,755
Credit card fees		585,063	1,146,563	573,641	1,138,256
Others		108,260	210,989	114,196	218,646

		955,413	1,864,333	996,838	1,916,161
Fees and commission expense:
Credit-related fee		(8,570)	(15,299)	(13,855)	(24,261)
Credit card fees		(454,840)	(907,880)	(457,059)	(905,967)
Others		(76,784)	(153,022)	(98,142)	(188,861)

		(540,194)	(1,076,201)	(569,056)	(1,119,089)

Net fees and commission income	~~W~~	415,219	788,132	427,782	797,072

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

23.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Impairment losses on:
Loans	~~W~~	(291,578)	(578,505)	(294,211)	(646,693)
Available-for-sale financial assets		(37,052)	(72,552)	(39,003)	(101,447)
Other financial assets		(9,392)	(15,134)	—	—

		(338,022)	(666,191)	(333,214)	(748,140)
Reversal of impairment losses on:
Available-for-sale financial assets		5,472	5,472	6,205	6,418
Other financial assets		—	—	6,298	6,744

		5,472	5,472	12,503	13,162

	~~W~~	(332,550)	(660,719)	(320,711)	(734,978)

24.	General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Employee benefits:
Salaries	~~W~~	610,999	1,235,914	621,220	1,243,173
Severance benefits:
Defined contribution		5,178	10,940	4,627	9,671
Defined benefit		45,102	91,642	41,431	83,360
Termination benefits		—	2,339	2,392	3,126

		661,279	1,340,835	669,670	1,339,330
Rent		86,207	166,742	86,746	169,227
Entertainment		6,950	14,260	6,906	14,166
Depreciation		45,209	91,218	49,079	98,244
Amortization		19,377	38,547	18,426	36,617
Taxes and dues		45,889	90,454	63,643	107,769
Advertising		74,830	133,937	62,313	102,906
Research		3,474	7,070	3,336	6,569
Others		146,021	278,338	137,876	266,257

	~~W~~	1,089,236	2,161,401	1,097,995	2,141,085

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

25.	Income tax expense

Income tax expense for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Current income tax expense	~~W~~	234,687	317,451	167,808	307,229
Origination and reversal of temporary differences (*)		(96,416)	(247,503)	(24,391)	33,907
Income tax recognized in other comprehensive income		76,733	36,488	67,021	44,235

Income tax expenses (profit)	~~W~~	205,004	100,436	210,438	385,371

Effective tax rate	%	22.64	6.32	22.83	22.53

(*)	As of December 31, 2015, The Group had not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote. However, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the recent tax refund, the Group recognized the deferred tax asset amounting to ~~W~~213,344 million after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

26.	Earnings per share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Six-month period	Three-month period	Six-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	683,428	1,454,791	692,090	1,284,140
Less:
Dividends on preferred stock		3,563	18,836	15,441	30,714
Dividends on hybrid bond		9,657	19,314	7,669	15,103

		13,220	38,150	23,110	45,817

Net income available for common stock	~~W~~	670,208	1,416,641	668,980	1,238,323

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587
Basic and diluted earnings per share in won	~~W~~	1,413	2,987	1,410	2,611

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

27.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Guarantees
Guarantees outstanding	~~W~~	9,884,511	10,110,330
Contingent guarantees		2,645,013	3,036,301

		12,529,524	13,146,631

Commitments to extend credit
Loan commitments in won		52,358,970	53,677,696
Loan commitments in foreign currency		22,175,413	21,765,110
ABS and ABCP commitments		2,449,167	2,668,370
Others		1,267,193	1,314,743

		78,250,743	79,425,919

Endorsed bills
Secured endorsed bills		60,447	29,549
Unsecured endorsed bills		8,789,959	7,542,862

		8,850,406	7,572,411

Loans sold with recourse		2,099	2,099

	~~W~~	99,632,772	100,147,060

(b)	Legal contingencies

As of June 30, 2016, the Group was involved in 204 pending lawsuits as a defendant (total claim amount: ~~W~~317,236 million) and recorded a provision of ~~W~~25,001 million and a reserve (liabilities under insurance contracts) of ~~W~~1,254 million, respectively, with respect to these lawsuits. As of December 31, 2015, the recorded provision and the reserve with respect to the lawsuits were, ~~W~~25,945 million and ~~W~~1,656 million, respectively. Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

28.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Cash and due from banks	~~W~~	22,504,500	22,037,236
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,453,230)	(4,590,643)
Restricted due from banks		(12,438,749)	(12,839,342)

	~~W~~	5,612,521	4,607,251

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

29.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of June 30, 2016 and December 31, 2015 are as follows:

Related party	Account	2016		2015
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	100,000	99,953
”	Loans		160,000	160,000
”	Credit card loans		2,508	2,165
”	Allowances		(484)	(479)
”	Deposits		969	1,061
”	Provisions		55	55
UAMCO., Ltd.	Loans		—	23,100
”	Credit card loans		—	42
”	Allowances		—	(32)
”	Deposits		—	410
”	Provisions		—	46
Pohang TechnoPark2PFV	Deposits		14,654	14,662
BNP Paribas Cardif Life Insurance	Other assets		112	118
”	Credit card loans		119	108
”	Allowances		(1)	(1)
”	Other liabilities		90	153
”	Deposits		626	644
”	Provisions		1	1
BNP Paribas Cardif General Insurance	Credit card loans		47	28
”	Allowances		(1)	(1)
”	Deposits		4	12
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Other liabilities		—	55
Kukdong Engineering & Construction CO., LTD	Credit card loans		—	11
”	Allowances		—	(1)
”	Deposits		—	5,388
”	Provisions		—	15
Dream High Fund III	Deposits		64	4
SH Rental Service	Loans		438	—
”	Allowances		(6)	—
”	Deposits		234	219
SM New Technology Business Investment Fund I	Other assets		—	55
Midas Dong-A Snowball Venture Fund	Deposits		290	303
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		439	1,463
SP New Technology Business Investment Fund I	Other assets		—	19
”	Deposits		—	283
EQP Global Energy Infrastructure Private Equity Fund	Deposits		1	3
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		172	174
JAEYOUNG SOLUTEC CO., LTD.	Loans		15,713	15,276
”	Credit card loans		41	40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

29.	Related parties (continued)

Related party	Account	2016		2015
Investments in associates:
JAEYOUNG SOLUTEC CO., LTD.	Allowances		(86)	(160)
”	Deposits		9,145	15,261
”	Provisions		3	15
Partners 4th Growth Investment Fund	Deposits		435	2,704
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		208	163
DOODOO LOGITECH	Deposits		—	—
Credian Healthcare Private Equity Fund II	Deposits		57	—
Midas Dong-A Snowball Venture Fund 2	Deposits		4,749	—
Albatross Growth Fund	Deposits		1,400	—
IBKS-SHC fund II	Deposits		1,314	—
PSA 1st Fintech Private Equity Fund	Deposits		619	—
SHBNPP Private Multi Strategy Professional Feeder No.1	Other assets		43	—
Key management personnel and their immediate relatives:	Loans		2,091	3,415

	Assets	~~W~~	280,914	303,993
	Liabilities		35,149	42,757

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(b)	Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2016 and 2015 were as follows:

Related party	Account	2016			2015
		Three-month period		Six-month period	Three-month period	Six-month period
Investments in associates:
Aju Capital Co., Ltd.	Interest income	~~W~~	1,980	3,866	1,822	3,828
”	Fees and commission income		66	139	72	142
”	Other operating income		—	—	6	9
”	Reversal of credit losses		(9)	—	148	154
”	Interest expense		(1)	(1)	(1)	(1)
”	Fees and commission expense		(115)	(238)	(196)	(424)
”	Allowance for credit losses		(6)	(6)	—	—
UAMCO., Ltd.	Fees and commission income		—	—	3	5
”	Other operating income		—	—	(25)	3
”	Reversal of credit losses		—	—	1	1
Pohang TechnoPark2PFV	Interest expense		(3)	(7)	(3)	(7)
BNP Paribas Cardif Life Insurance	Fees and commission income		460	980	90	627
”	Allowance for credit losses		—	(1)	(1)	(1)
”	Other operating expense		(1)	(3)	(849)	(850)
BNP Paribas Cardif General Insurance	Fees and commission income		1	2	3	6
”	Allowance for credit losses		—	(1)	(1)	(1)
Kukdong Engineering & Construction Co., LTD.	Fees and commission income		—	—	4	8
”	Reversal of credit losses		—	—	1	1
”	Interest expense		—	—	(8)	(13)
”	Fees and commission expense		—	—	(1)	(2)
”	Other operating expense		—	—	(15)	(15)
Shinhan K2 Secondary Fund	Fees and commission income		—	170	—	116
Dream High Fund III	Interest expense		—	—	(2)	(3)
Miraeasset 3rd Investment Fund	Interest expense		—	—	(1)	(2)
SH Rental Service	Interest income		4	7	—	—
”	Interest expense		(1)	(2)	(1)	(1)
”	Allowance for credit losses		—	(6)	—	—
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		—	12	14	16
”	Interest expense		(1)	(1)	(1)	(1)
SP New Technology Business Investment Fund I	Fees and commission income		18	36	19	37
Shinhan 2014-1 New Technology Business Investment Fund	Fees and commission income		—	—	23	46

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

29.	Related parties (continued)

Related party	Account	2016			2015
		Three-month period		Six-month period	Three-month period	Six-month period
Investments in associates:
SM New Technology Business Investment Fund I	Fees and commission income	~~W~~	—	—	41	41
Byeollae Development REIT CO., Ltd.	Interest income		—	—	2	2
”	Fees and commission income		—	—	100	100
”	Allowance for credit losses		—	—	(70)	(70)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		170	344	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		50	55	—	—
Midas Dong-A Snowball Venture Fund	Fees and commission income		9	19	—	—
”	Interest expense		(1)	(2)	—	—
SHC-EN Fund	Fees and commission income		5	15	—	—
IBKS-SHC fund II	Fees and commission income		5	5	—	—
APC Fund	Fees and commission income		89	89	—	—
JAEYOUNG SOLUTEC CO., LTD.	Interest income		164	332	—	—
”	Fees and commission income		1	1	—	—
”	Other income		12	12	—	—
”	Reversal of credit losses		76	75	—	—
”	Interest expense		(24)	(57)	—	—
Partners 4th Growth Investment Fund	Interest expense		—	(1)	—	—
Albatross Growth Fund	Interest expense		(5)	(5)	—	—
PSA 1st Fintech Private Equity Fund	Interest expense		(2)	(2)	—	—
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		209	431	—	—
SHBNPP Private Multi Strategy Professional Feeder No.1	Fees and commission income		74	74	—	—
Key management personnel and their immediate relatives:	Interest income		15	34	24	53

		~~W~~	3,239	6,365	1,198	3,804

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

29.	Related parties (continued)

(c)	Key management personnel compensation

Key management personnel compensation for the six-month periods ended June 30, 2016 and 2015 were as follows:

	2016		2015
Short-term employee benefits	~~W~~	11,308	12,152
Severance benefits		217	192
Share-based payment transactions		2,904	3,023

	~~W~~	14,429	15,367

(d)	The guarantees provided between the related parties as of June 30, 2016 and December 31, 2015 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2016		2015	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~	50,000	50,000	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	UAMCO., Ltd.		—	89,100	Unused credit line
	”		—	89,950	Security underwriting commitment
	Kukdong Engineering & Construction Co., LTD.		—	1,574	Performance guarantees
	Neoplux Technology Valuation Investment Fund		16,000	18,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.		163	600	Unused credit
	”		466	469	Import letter of credit

		~~W~~	76,629	259,693

(e)	Details of collaterals provided by the related parties as of June 30, 2016 and December 31, 2015 were as follows:

Provided to	Related party	Pledged assets	2016		2015
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	~~W~~	160,000	160,000
	BNP Paribas Cardif Life Insurance	Government bonds		14,175	13,676
	JAEYOUNG SOLUTEC CO., LTD.	Properties		20,814	20,814
	”	Guarantee insurance policy		7,214	7,214

			~~W~~	202,203	201,704

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of June 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Total assets:
Asset-backed securitization	~~W~~	61,046,945	83,587,652
Structured financing		53,489,800	55,864,638
Investment fund		36,288,238	34,418,872

	~~W~~	150,824,983	173,871,162

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	558,462	5,446,050	339,013	6,343,525
Trading assets		1,951,574	61,099	20,999	2,033,672
Derivative assets		29,388	—	—	29,388
Available-for-sale financial assets		2,475,201	336,456	2,593,779	5,405,436
Held-to-maturity financial assets		2,387,434	—	—	2,387,434
Other assets		445	6,050	235	6,730

		7,402,504	5,849,655	2,954,026	16,206,185

Liabilities:
Other		273	—	338	611

	~~W~~	273	—	338	611

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	302,074	5,683,497	38,013	6,023,584
Trading assets		1,793,038	44,733	—	1,837,771
Derivative assets		16,722	—	—	16,722
Available-for-sale financial assets		2,541,137	442,646	2,356,212	5,339,995
Held-to-maturity financial assets		2,496,659	—	—	2,496,659
Other assets		560	2,984	207	3,751

		7,150,190	6,173,860	2,394,432	15,718,482

Liabilities:
Derivative liabilities		8	—	—	8
Other		134	214	322	670

	~~W~~	142	214	322	678

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

30.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of June 30, 2016 and December 31, 2015 are as follows:

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,402,504	5,849,655	2,954,026	16,206,185
ABS and ABCP commitments		1,139,848	125,000	29,111	1,293,959
Loan commitments		1,335,779	358,873	24,519	1,719,171
Guarantees		65,000	34,798	—	99,798

	~~W~~	9,943,131	6,368,326	3,007,656	19,319,113

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,150,190	6,173,860	2,394,432	15,718,482
ABS and ABCP commitments		1,093,171	121,134	74,328	1,288,633
Loan commitments		1,589,389	475,091	13,500	2,077,980
Guarantees		65,000	43,240	—	108,240

	~~W~~	9,897,750	6,813,325	2,482,260	19,193,335

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

June 30, 2016

(Unaudited)

(In millions of won)

31.	Business combination

On December 18, 2015, the Group acquired 75% of voting shares of PT Centratama Nasional Bank (“CNB”), a local bank located in Indonesia, and obtained the control of CNB. The Group has reported provisional amounts in its prior financial statements in connection with the estimated fair value of assets acquired and liabilities assumed. During the six-month period ended June 30, 2016, the Group retrospectively adjusted the provisional amounts recognized at the acquisition date in accordance with the paragraph 45 of K-IFRS No. 1103, upon completion of measurement for the business combination.

(a)	Details of the adjustments of the fair value of assets acquired and liabilities assumed are as follows:

	Before adjustments		Adjustments	After adjustments
Asset:
Cash and due from banks	~~W~~	23,577	—	23,577
Loans and receivables		51,443	—	51,443
Property and equipment (*1)		3,815	16,938	20,753
Intangible assets (*2)		48	1,306	1,354
Other assets		734	—	734

		79,617	18,244	97,861
Liabilities:
Deposits		66,179	—	66,179
Borrowings		837	—	837
Deferred tax liabilities (*3)		—	—	—
Other liabilities		520	4,961	5,481

		67,536	4,961	72,497

Fair value of the identifiable assets acquired and liabilities assumed	~~W~~	12,081	13,283	25,364

(*1)	The amount of the increased revaluation arising from the fair value measurement of the carrying value of land and building at acquisition date.
(*2)	Identifiable intangible assets represent the estimated present value of costs saved due to the deposits with lower interest rates compared with normal borrowings.
(*3)	Amount arising from temporary differences due to the difference between the fair value of an identifiable asset acquired and its tax value.

(b)	Details of adjustment for goodwill arising from the acquisition are as follows:

	Before adjustments		Adjustments	After adjustments
Consideration transferred (cash)	~~W~~	30,782	—	30,782
Net fair value of assets and liabilities		(12,081)	(13,283)	(25,364)
Non-controlling interests (*)		3,020	3,420	6,440

Goodwill	~~W~~	21,721	(9,863)	11,858

(*)	Non-controlling interests were measured in proportionate interest in the recognized amount of the fair value of identifiable net assets.